
14008284

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

00000760207
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2013
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-196195
SEC file number, if available

S-________________________________
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________________________________
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2013
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit) September

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on September 30, 2014

REPUBLIC OF PANAMA

By: /S/ IVÁN A. ZARAK ARIAS

Name: Iván A. Zarak Arias
Title: Vice-Minister of Economy of the Republic of Panama

Total number of pages is 141
Exhibit Index is on Page 3 of 141

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panamas Annual Report on Form 18-K for the year ended December 31, 2013 pursuant to Rule 306c of Regulation S-T under the Securities Act of 1933, as amended.

Exhibit Index

Exhibit

C. Copy of the 2014 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

LEY 75

De 21 de octubre de 2013

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2014

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2014 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	7,424,584,330	2,405,009,028	9,829,593,358	5,625,318,866	4,204,274,492	9,829,593,358
1. INSTITUCIONES DESCENTRALIZADAS	4,604,604,814	1,306,271,530	5,910,876,344	3,687,277,096	2,223,599,248	5,910,876,344
2. EMPRESAS PÚBLICAS	1,136,127,644	277,830,900	1,413,958,544	864,709,405	549,249,139	1,413,958,544
3. INTERMEDIARIOS FINANCIEROS	595,235,178	1,904,083,260	2,499,318,438	501,101,168	1,998,217,270	2,499,318,438
TOTAL	13,760,551,966	5,893,194,718	19,653,746,684	10,678,406,535	8,975,340,149	19,653,746,684
MENOS TRANSFERENCIAS INTERINSTITUCIONALES	1,359,946,055	530,895,225	1,890,841,280	1,359,946,055	530,895,225	1,890,841,280
TOTAL PRESUPUESTO GENERAL DEL ESTADO	12,400,605,911	5,362,299,493	17,762,905,404	9,318,460,480	8,444,444,924	17,762,905,404



ARTÍCULO 2. Apruébanse los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	2,879,739,614	611,521,504	1,093,197,305	0	1,040,860,443	5,625,318,866
1. INSTITUCIONES DESCENTRALIZADAS	1,984,345,541	1,668,246,555	225,000	34,450,000	10,000	3,687,277,096
2. EMPRESAS PÚBLICAS	466,715,043	124,823,537	6,700,000	224,826,700	41,644,125	864,709,405
3. INTERMEDIARIOS FINANCIEROS	367,406,108	132,371,635	0	0	1,323,425	501,101,168
TOTAL	5,698,206,306	2,536,963,231	1,100,122,305	259,276,700	1,083,837,993	10,678,406,535

ARTÍCULO 3. Apruébanse los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONALES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	3,338,108,114	21,373,446	521,193,930	323,599,002	4,204,274,492
1. INSTITUCIONES DESCENTRALIZADAS	2,209,128,048	14,471,200	0	0	2,223,599,248
2. EMPRESAS PÚBLICAS	492,577,685	37,875,458	0	18,795,996	549,249,139
3. INTERMEDIARIOS FINANCIEROS	1,974,644,170	11,816,840	0	11,756,260	1,998,217,270
TOTAL	8,014,458,017	85,536,944	521,193,930	354,151,258	8,975,340,149

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo con la siguiente política sectorial y asignación de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	8,839,942,879	49.77
DESARROLLO AMBIENTAL Y TECNOLOGICO	198,715,480	1.12
DESARROLLO DE LA INFRAESTRUCTURA	1,691,136,165	9.52
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	708,937,173	3.99
SERVICIOS FINANCIEROS	1,989,501,136	11.20
SERVICIOS GENERALES	2,906,931,665	16.37
NO CLASIFICABLES	1,427,740,906	8.04
TOTAL	17,762,985,404	100.00



CAPÍTULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2014 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas:

DETALLE	TOTAL
INGRESOS TOTALES	**11,567,086,248**
INGRESOS CORRIENTES	11,118,624,409
RECURSOS DEL PATRIMONIO	425,466,860
DONACIONES	18,494,979
TRANSF. OTRO	4,500,000
GASTOS CORRIENTES	**8,711,850,010**
SERVICIOS PERSONALES	3,424,436,383
SERVICIOS NO PERSONALES	958,948,472
MATERIALES Y SUMINISTROS	784,723,805
MAQUINARIA Y EQUIPO	36,797,386
INVERSIÓN FINANCIERA	36,904,000
TRANSFERENCIAS CORRIENTES	2,310,631,496
TRANSF. OTRO	4,000,000
ASIGNACIONES GLOBALES	19,388,877
SEGURO EDUCATIVO	92,914,600
INTERESES DE LA DEUDA	1,043,104,991
INTERNA	189,247,847
EXTERNA	853,857,144
SUPERÁVIT/DEFÍCIT CORRIENTE	**2,406,774,399**
INVERSIÓN	**4,199,736,238**
CORRIENTE	4,199,736,238
BALANCE	**-1,344,500,000**
FINANCIAMIENTO	**1,344,500,000**
INTERNO NETO	180,989,273
CRÉDITO INTERNO	872,133,831
SALDO EN CAJA	27,000,900
USO RESERVA	706,060,000
INVERSIÓN FINANCIERA	-1,311,040,797
AMORTIZACIÓN	-113,164,661
EXTERNO NETO	1,163,510,727
CRÉDITO EXTERNO	1,387,583,923
AMORTIZACIÓN	-224,073,196



TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2014 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	9,829,593,358	TOTAL	9,829,593,358
1. INGRESOS CORRIENTES	7,424,584,350	1. GASTOS CORRIENTES	5,625,318,866
1.1. INGRESOS TRIBUTARIOS	5,271,708,980	1.1. GASTOS DE OPERACIÓN	2,879,739,614
1.1.1. IMPUESTOS DIRECTOS	2,674,142,712		
1.1.2. IMPUESTOS INDIRECTOS	2,597,566,268	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,704,718,809
		TRANSFERENCIAS CORRIENTES	611,521,504
1.2. INGRESOS NO TRIBUTARIOS	2,028,915,550	TRANSFERENCIAS PROPIAS	476,421,274
1.2.1. RENTA DE ACTIVOS	11,627,000	TRANSFERENCIAS C.S.S.	135,100,230
1.2.2. PART. EN UTILIDADES EMPRESAS	990,100,000	SUBSIDIOS	1,093,197,305
1.2.3. TRANSFERENCIAS CORRIENTES	9,408,005	1.3. INTERESES DE LA DEUDA PÚBLICA	1,040,860,443
1.2.4. TASAS Y DERECHOS	740,004,333		
1.2.5. CONTRIBUCIÓN DE MEJORAS	3,456,700		
1.2.6. INGRESOS VARIOS	15,062,812		
1.2.7. APORTE AL FISCO	259,276,700		
1.3. OTROS INGRESOS CORRIENTES	57,932,050		
1.3.2. INTERESES Y COMISIONES GANADOS	57,932,050		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	66,027,750		
2. INGRESOS DE CAPITAL	2,405,009,028	2. GASTOS DE CAPITAL	4,204,274,492
2.1. RECURSOS DEL PATRIMONIO	210,951,295	(Maquinaria y Equipo e Inversión Financiera)	3,338,108,114
2.1.1. VENTA DE ACTIVOS	200,000,000	2.2. OTROS GASTOS DE CAPITAL	21,373,446
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	10,951,295	2.3. TRANSFERENCIAS DE CAPITAL	521,193,930
2.1.4. RECUPERACIÓN DE COLOCACIONES		2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	323,599,002
2.2. RECURSOS DEL CRÉDITO	2,171,618,954		
2.2.1. CRÉDITO INTERNO	870,133,831		
2.2.2. CRÉDITO EXTERNO	1,301,485,123		
2.3. OTROS INGRESOS DE CAPITAL	15,302,679		
2.3.2. TRANSFERENCIA DE CAPITAL	15,302,679		
2.4. SALDO EN CAJA Y BANCO	7,136,100		
2.4.2. DISPONIBLE LIBRE EN BANCO	7,136,100		



ARTÍCULO 7. Apruébanse los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**2,879,739,614**	**611,521,504**	**1,093,197,385**	**1,040,860,443**	**5,625,318,866**
ASAMBLEA NACIONAL	61,145,460	1,473,200	0	0	62,618,660
CONTRALORÍA GENERAL DE LA REPÚBLICA	83,886,447	604,060	0	0	84,490,507
MINISTERIO DE LA PRESIDENCIA	106,783,482	2,552,300	13,040,960	0	122,376,742
MINISTERIO DE RELACIONES EXTERIORES	57,245,055	2,563,500	0	0	59,808,555
MINISTERIO DE EDUCACIÓN	871,374,868	27,305,300	323,195,149	0	1,221,875,317
MINISTERIO DE COMERCIO E INDUSTRIAS	22,345,759	6,158,000	21,932,991	0	50,436,750
MINISTERIO DE OBRAS PÚBLICAS	31,610,943	160,500	0	0	31,771,443
MINISTERIO DE DESARROLLO AGROPECUARIO	37,385,768	1,362,500	23,640,860	0	62,389,128
MINISTERIO DE SALUD	599,329,277	260,470,100	481,042,120	0	1,340,841,497
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	26,427,823	438,640	0	0	26,866,463
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	20,068,307	190,700	16,305,100	0	36,564,107
MINISTERIO DE ECONOMÍA Y FINANZAS	110,692,908	203,488,838	75,893,657	0	390,075,403
MINISTERIO DE GOBIERNO	71,031,789	44,273,903	125,373,258	0	240,678,950
MINISTERIO DE SEGURIDAD PÚBLICA	482,934,293	50,540,900	0	0	533,475,193
MINISTERIO DE DESARROLLO SOCIAL	22,354,139	2,396,100	12,773,210	0	37,523,449
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	2,619,571	59,500	0	0	2,679,071
ÓRGANO JUDICIAL	92,404,159	510,500	0	0	92,914,659
PROCURADURÍA GENERAL DE LA NACIÓN	83,617,032	1,144,100	0	0	84,761,132
PROCURADURÍA DE LA ADMINISTRACIÓN	3,754,070	210,800	0	0	3,964,870
TRIBUNAL ELECTORAL	59,201,598	5,246,467	0	0	64,448,065
FISCALÍA GENERAL ELECTORAL	8,056,302	36,998	0	0	8,093,300
OTROS GASTOS DE LA ADMINISTRACIÓN	14,499,140	72,300	0	0	14,571,440
TRIBUNAL DE CUENTAS	2,883,792	68,708	0	0	2,952,500
FISCALÍA DE CUENTAS	2,798,115	39,890	0	0	2,838,005
DEFENSORÍA DEL PUEBLO	5,289,517	153,700	0	0	5,443,217
DEUDA PÚBLICA	0	0	0	1,040,860,443	1,040,860,443



ARTÍCULO 8. Apruébanse los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**3,338,108,114**	**21,373,446**	**521,193,930**	**323,599,002**	**4,204,274,492**
ASAMBLEA NACIONAL	2,744,050	265,000	0	0	3,009,050
CONTRALORÍA GENERAL DE LA REPÚBLICA	799,500	877,545	0	0	1,677,045
MINISTERIO DE LA PRESIDENCIA	999,809,717	220,000	62,136,000	0	1,062,165,717
MINISTERIO DE RELACIONES EXTERIORES	8,000,000	209,909	0	0	8,209,909
MINISTERIO DE EDUCACIÓN	191,400,859	0	235,717,100	0	427,117,959
MINISTERIO DE COMERCIO E INDUSTRIAS	7,038,000	496,923	15,630,700	0	23,165,623
MINISTERIO DE OBRAS PÚBLICAS	885,704,345	156,800	0	0	885,861,145
MINISTERIO DE DESARROLLO AGROPECUARIO	37,493,065	299,417	37,902,500	0	75,694,982
MINISTERIO DE SALUD	450,444,677	642,600	64,213,000	0	515,300,277
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	1,225,000	0	16,258,300	0	17,483,300
MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	98,558,615	0	2,000,000	0	100,558,615
MINISTERIO DE ECONOMÍA Y FINANZAS	197,417,867	976,540	21,886,800	0	220,281,207
MINISTERIO DE GOBIERNO	43,250,000	856,590	62,792,530	0	106,899,120
MINISTERIO DE SEGURIDAD PÚBLICA	173,570,100	9,507,150	0	0	183,077,250
MINISTERIO DE DESARROLLO SOCIAL	209,309,072	118,886	2,657,000	0	212,084,958
TRIBUNAL ADMINISTRATIVO TRIBUTARIO	0	138,650	0	0	138,650
ÓRGANO JUDICIAL	10,633,050	1,475,956	0	0	12,109,006
PROCURADURÍA GENERAL DE LA NACIÓN	9,556,950	2,102,350	0	0	11,659,300
PROCURADURÍA DE LA ADMINISTRACIÓN	20,600	149,500	0	0	170,100
TRIBUNAL ELECTORAL	10,472,147	2,162,630	0	0	12,634,777
FISCALÍA GENERAL ELECTORAL	0	149,000	0	0	149,000
OTROS GASTOS DE LA ADMINISTRACIÓN	0	520,800	0	0	520,800
TRIBUNAL DE CUENTAS	136,555	0	0	0	136,555
FISCALÍA DE CUENTAS	202,445	0	0	0	202,445
DEFENSORÍA DEL PUEBLO	321,500	47,200	0	0	368,700
DEUDA PÚBLICA	0	0	0	323,599,002	323,599,002



CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Apruébanse el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2014 por un monto de B/.9,829,593,358 de acuerdo con el siguiente detalle:

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	9,829,593,358
0.55.1.0.0.0.00	INGRESOS CORRIENTES	7,424,584,330
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	5,271,708,980
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	2,674,142,712
0.55.1.1.1.1.00	SOBRE LA RENTA	2,288,131,078
0.55.1.1.1.1.01	PERSONA NATURAL	62,073,014
0.55.1.1.1.1.02	PERSONA JURÍDICA	1,000,000,000
0.55.1.1.1.1.03	PLANILLA	607,950,906
0.55.1.1.1.1.04	DIVIDENDOS	156,820,941
0.55.1.1.1.1.05	COMPLEMENTARIO	132,398,502
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	63,915,339
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	34,374,471
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	52,671,074
0.55.1.1.1.1.10	GANANCIA POR ENAJENACIÓN - VALORES	75,000,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACIÓN - BIENES INMUEBLES	102,926,831
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	288,700,634
0.55.1.1.1.2.01	INMUEBLES	163,509,141
0.55.1.1.1.2.02	AVISOS DE OPERACIÓN DE EMPRESAS	125,191,493
0.55.1.1.1.4.00	SEGURO EDUCATIVO	97,311,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	97,311,000
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	2,597,566,268
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	1,439,498,282
0.55.1.1.2.1.01	IMPORTACIÓN	643,004,590
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	796,493,692
0.55.1.1.2.2.00	IMPORTACIÓN	395,733,656
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS, ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE, GRASAS Y MINERALES	100,000



0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	286,583,656
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	688,988,097
0.55.1.1.2.4.01	PRIMA DE SEGUROS	73,095,806
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	250,169,707
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	45,231,874
0.55.1.1.2.4.06	CONSUMO DE LICORES	24,711,196
0.55.1.1.2.4.08	VENTA DE GASEOSAS	8,582,352
0.55.1.1.2.4.09	CONSUMO VARIOS	68,946,509
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	25,666
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	38,300,873
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,416,102
0.55.1.1.2.4.13	CIGARRILLO IMPORTADO	32,076,832
0.55.1.1.2.4.14	CONSUMO SELECTIVO AUTOMÓVILES	146,431,180
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	48,215,311
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	48,215,311
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	25,130,922
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	25,130,922
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	2,028,915,550
0.55.1.2.1.0.00	RENTA DE ACTIVOS	11,627,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	3,500,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	2,000,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	1,500,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	8,127,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	6,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,127,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	990,100,000
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	875,100,000
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	72,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	660,000,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	90,000,000



0.55.1.2.2.1.05	DIVIDENDOS AITSA	50,000,000
0.55.1.2.2.1.09	DIVIDENDOS PTP	3,100,000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	115,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	105,000,000
0.55.1.2.2.4.71	DIVIDENDOS CAJA DE AHORROS	10,000,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	9,408,005
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	5,505,881
0.55.1.2.3.2.01	CENTRO NACIONAL DE ESTUDIOS MOLECULARES	86,227
0.55.1.2.3.2.02	INSTITUTO NACIONAL DE LA MUJER	89,064
0.55.1.2.3.2.04	SECRETARIA DE LA NIÑEZ Y FAMILA	84,664
0.55.1.2.3.2.05	SIACAP	26,739
0.55.1.2.3.2.08	SENADIS	49,218
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	2,200,569
0.55.1.2.3.2.11	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	46,002
0.55.1.2.3.2.15	AUTORIDAD DEL CANAL	175,981
0.55.1.2.3.2.16	ACODECO	29,806
0.55.1.2.3.2.17	REGISTRO PÚBLICO	101,544
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	82,847
0.55.1.2.3.2.20	IFARHU	167,008
0.55.1.2.3.2.22	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	85,656
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	67,764
0.55.1.2.3.2.25	IDIAP	77,098
0.55.1.2.3.2.26	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	25,941
0.55.1.2.3.2.27	SISTEMA ESTATAL DE RADIO Y TELEVISION	29,883
0.55.1.2.3.2.28	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN	75,804
0.55.1.2.3.2.29	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	29,634
0.55.1.2.3.2.30	INAC	102,232
0.55.1.2.3.2.35	PANDEPORTES	137,876
0.55.1.2.3.2.37	INADEH	173,930
0.55.1.2.3.2.38	ANAM	151,014
0.55.1.2.3.2.40	IPHE	97,323
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	130,299
0.55.1.2.3.2.42	IPACOOP	66,029
0.55.1.2.3.2.43	INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	32,307
0.55.1.2.3.2.44	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	87,279
0.55.1.2.3.2.45	AUTORIDAD DE TURISMO DE PANAMÁ	103,992
0.55.1.2.3.2.46	AMPYME	56,787
0.55.1.2.3.2.47	AUTORIDAD INNOVACIÓN GUBERNAMENTAL	101,532
0.55.1.2.3.2.48	AUTORIDAD NACIONAL DE ADUANAS	79,910
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	291,980
0.55.1.2.3.2.91	ENA	90,377
0.55.1.2.3.2.94	UNACHI	58,100
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	122,324
0.55.1.2.3.2.96	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	62,295
0.55.1.2.3.2.97	ZONA FRANCA DEL BARÚ	28,846
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	1,208,805
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA DE PANAMÁ	106,801
0.55.1.2.3.3.08	BINGOS NACIONALES	23,948
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	75,680



0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	78,299
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	83,308
0.55.1.2.3.3.42	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	64,960
0.55.1.2.3.3.43	ASEO URBANO Y DOMICILIARIO	67,246
0.55.1.2.3.3.66	IDAAN	185,775
0.55.1.2.3.3.70	IMA	115,658
0.55.1.2.3.3.78	ETESA	115,612
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	207,593
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	83,925
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	655,049
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	67,690
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	276,485
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	115,926
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	88,499
0.55.1.2.3.4.60	CAJA DE AHORROS	16,769
0.55.1.2.3.4.80	SUPERINTENDENCIA DEL MERCADO DE VALORES	45,025
0.55.1.2.3.4.90	ISA	44,655
0.55.1.2.3.6.00	MUNICIPIOS	1,667,870
0.55.1.2.3.6.01	AGUADULCE	57,209
0.55.1.2.3.6.02	ALANJE	15,530
0.55.1.2.3.6.05	BOCAS DEL TORO	33,689
0.55.1.2.3.6.06	BOQUERÓN	15,530
0.55.1.2.3.6.07	BOQUETE	15,530
0.55.1.2.3.6.09	CAPIRA	44,655
0.55.1.2.3.6.10	CHAME	48,308
0.55.1.2.3.6.11	CHEPO	53,391
0.55.1.2.3.6.12	CHIRIQUÍ GRANDE	37,319
0.55.1.2.3.6.13	CHEPIGANA	110,369
0.55.1.2.3.6.14	DOLEGA	32,872
0.55.1.2.3.6.15	LAS TABLAS	76,673
0.55.1.2.3.6.16	COLÓN	108,730
0.55.1.2.3.6.17	ANTÓN	42,509
0.55.1.2.3.6.18	MUNICIPIO DE PENONOMÉ	55,825
0.55.1.2.3.6.19	SAN CARLOS	53,474
0.55.1.2.3.6.20	CHANGUINOLA	15,530
0.55.1.2.3.6.21	LOS SANTOS	69,754
0.55.1.2.3.6.30	DAVID	51,189
0.55.1.2.3.6.31	DONOSO	46,866
0.55.1.2.3.6.32	GUALACA	15,530
0.55.1.2.3.6.40	BARÚ	28,846
0.55.1.2.3.6.50	CHITRÉ	64,706
0.55.1.2.3.6.74	RENACIMIENTO	15,530
0.55.1.2.3.6.75	LA CHORRERA	60,775
0.55.1.2.3.6.76	PANAMÁ	151,111
0.55.1.2.3.6.78	SAN MIGUELITO	116,780
0.55.1.2.3.6.79	TOLÉ	35,452
0.55.1.2.3.6.95	SANTIAGO	96,950
0.55.1.2.3.6.96	ARRAIJÁN	68,392
0.55.1.2.3.6.97	BUGABA	28,846



0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	ACODECO	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	ANAM	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMÁ	22,000
0.55.1.2.3.7.46	TRANSMISIÓN DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA DE PANAMÁ	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	740,004,333
0.55.1.2.4.1.00	DERECHOS	535,404,333
0.55.1.2.4.1.02	PEAJES DEL CANAL	434,673,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	231,333
0.55.1.2.4.1.40	TRASIEGO DE PETRÓLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	70,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	30,000,000
0.55.1.2.4.2.00	TASAS	204,600,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	2,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	103,000,000
0.55.1.2.4.2.09	FECI	77,600,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	1,200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	3,000,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	17,000,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	3,436,700
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	3,436,700
0.55.1.2.6.0.00	INGRESOS VARIOS	15,062,812
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,389,200
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,039,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	10,633,800
0.55.1.2.7.0.00	APORTE AL FISCO	259,276,700



0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	34,450,000
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMÁ	450,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO DE PANAMÁ	34,000,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	224,826,700
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	80,000,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	93,710,100
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	51,116,600
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	57,932,050
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	57,932,050
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	57,932,050
0.55.1.3.2.4.45	INTERESES DEL FONDO DE AHORRO DE PANAMÁ	35,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	22,385,000
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PÚBLICAS	547,050
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	66,027,750
0.55.1.5.1.0.00	RENTA DE ACTIVOS	10,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACIÓN	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	27,990,405
0.55.1.5.4.1.00	DERECHOS	19,161,605
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	11,049,000
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,828,800



0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNÉS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	27,944,912
0.55.1.5.6.0.04	GOBERNACIÓN	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	27,804,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	2,405,009,028
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	210,951,295
0.55.2.1.1.0.00	VENTA DE ACTIVOS	200,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	200,000,000
0.55.2.1.1.1.05	TERRENOS	200,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	10,951,295
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	660,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA DE PANAMÁ	2,994,600
0.55.2.1.3.0.56	FONDHABI-MIVI	1,250,000
0.55.2.1.3.0.57	BIIN	674,995
0.55.2.1.3.0.58	IMA	240,000
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	2,171,618,954
0.55.2.2.1.0.00	CRÉDITO INTERNO	870,133,831
0.55.2.2.1.1.00	BONOS	868,383,831
0.55.2.2.1.1.47	BONOS INTERNOS	868,383,831
0.55.2.2.1.4.00	PRÉSTAMOS	1,750,000
0.55.2.2.1.4.06	FONDO DE PREINVERSIÓN	1,750,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,301,485,123
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	125,895,566
0.55.2.2.2.1.10	FORTALEC. DE LOS SERVICIOS DE SALUD MINSA - BID -2563	4,060,000
0.55.2.2.2.1.12	MODER. DE ADM. JUSTICIA II O. JUDICIAL/PGN - BID 1875	188,550
0.55.2.2.2.1.14	MINSA - CORPORACIÓN ANDINA DE FOMENTO	51,654,600
0.55.2.2.2.1.16	SANEAMIENTO DE LA BAHIA - MINSA - JICA	399,600
0.55.2.2.2.1.22	FORTALE. DE LA GESTION FISCAL - MEF BID -2568	7,500,000
0.55.2.2.2.1.25	MEJORA EFIC. SECTOR PUB. MEF BANCO MUNDIAL 80160 PA	5,000,000
0.55.2.2.2.1.26	ESPACIOS EDUC.S CALIDAD ENSEÑANZA MEDUCA BID 2462	2,429,250
0.55.2.2.2.1.30	MEJORA EQ. Y DESEMPEÑO SALUD BANCO MUNDIAL 7587 PA	2,650,000
0.55.2.2.2.1.40	ELECTRIFICACION RURAL PRESIDENCIA BID 1790	5,143,294
0.55.2.2.2.1.44	RED DE PROTECCION SOCIAL MINSA BID 1867	1,500,000



0.55.2.2.2.1.53	SEGURIDAD CIUDADANA SEGURIDAD BID 1762	4,535,700
0.55.2.2.2.1.56	PROTECCION SOCIAL RDO MIDES BM LN 74790 PA	796,475
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHIA SALUD 1769	4,136,537
0.55.2.2.2.1.64	ESPACIOS EDUCATIVOS INNOVADORES MEDUCA BID 2734	7,540,000
0.55.2.2.2.1.68	PROTECCION SOCIAL RDO MINSA BM LN 7479 PA	1,500,000
0.55.2.2.2.1.69	COMPETITIVIDAD Y COMERCIO MICI BID 1941	4,344,150
0.55.2.2.2.1.71	AGUA Y SANEAMIENTO MINSA BANCO MUNDIAL 7477	3,367,158
0.55.2.2.2.1.72	FORT. PROD. Y DES. RURAL SOSTENIBLE MIDA BM 7439	1,673,475
0.55.2.2.2.1.75	INFRAESTRUCTURA VIAL MOP - BID 1785	2,455,150
0.55.2.2.2.1.91	FIDA-MIDA-363	256,075
0.55.2.2.2.1.95	DES. SOSTENIBLE PROV. CENTRALES CONADES BID 2025	14,765,552
0.55.2.2.2.5.00	BONOS EXTERNOS	1,175,589,557
0.55.2.2.2.5.10	BONOS EXTERNOS	1,175,589,557
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	15,302,679
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	15,302,679
0.55.2.3.2.8.00	SECTOR EXTERNO	15,302,679
0.55.2.3.2.8.13	COHESION SOCIAL MIDES	324,179
0.55.2.3.2.8.14	AGENCIA ESPAÑOLA DE COOP. INTL. ORGANO JUDICIAL	140,500
0.55.2.3.2.8.60	GOBIERNO DE ESPAÑA MINSA	1,466,150
0.55.2.3.2.8.61	BID MINSA	1,623,300
0.55.2.3.2.8.62	INICIATIVA SALUD MESOAMERICA MINSA BID PN G1001	492,750
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	6,750,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	500,000
0.55.2.3.2.8.86	DONACIÓN TAIWAN - MINSA	4,005,800
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	7,136,100
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	7,136,100
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	7,136,100

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,901,284
Administración General	41,800,976
Transferencias Corrientes	1,181,400
Total del Presupuesto de Funcionamiento	**62,883,660**
Inversión	
Construcción y Remodelación	1,700,000
Programa de Modernización	1,044,050
Total del Presupuesto de Inversión	**2,744,050**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,627,710**



CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	31,000,785
Contabilidad Pública	4,132,889
Fiscalización, Regulación y Control	25,386,087
Servicios de Estadística	16,434,345
Transferencias Varias	8,700
Auditoría	8,405,246
Total del Presupuesto de Funcionamiento	**85,368,052**
Inversión	
Fortalecimiento Institucional	799,500
Total del Presupuesto de Inversión	**799,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**86,167,552**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	62,203,638
Dirección de Carrera Administrativa	1,515,875
Gaceta Oficial	135,200
Consejo de Defensa y Seguridad Nacional	5,042,600
Servicio de Protección Institucional	26,846,322
Programa de Ayuda Nacional (PAN)	11,614,485
Desarrollo Integral - Áreas Prioritarias	497,662
Transferencias	14,740,960
Total del Presupuesto de Funcionamiento	**122,596,742**
Inversión	
Obras de Interés Social	60,446,904
Despacho Presidente (Colón)	250,000
Electrificación Rural	5,649,999
Asuntos Comunitarios Desp. Primera Dama	2,505,500
Desarrollo Integral Áreas Prioritarias	261,169,520
Transferencias de Capital	62,136,000



Mejoras de Instalaciones y Equipamiento	669,787,794
Total del Presupuesto de Inversión	**1,061,945,717**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,184,542,469**

CAPÍTULO VI
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,522,738
Política Exterior	39,154,626
Transferencias Varias	2,341,100
Total del Presupuesto de Funcionamiento	**60,018,464**
Inversión	
Restauración y Remodelación	8,000,000
Total del Presupuesto de Inversión	**8,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**68,018,464**

CAPÍTULO VII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	98,651,536
Educación Básica General	365,319,457
Educación Media	298,093,957
Educación de Adultos	25,440,547
Educación Post-Media	845,871
Educación Agropecuaria	10,351,800
Transferencias Corrientes	27,246,300
Transferencias al Sector Público	323,195,149
Fondo Exoneración de Matrícula	72,730,700
Total del Presupuesto de Funcionamiento	**1,221,875,317**
Inversión	
Mantenimiento de Centros Educativos	532,622
Construcción y Rehab. de Escuelas	27,770,450
Equipamiento de Centros Educativos	1,736,300
Desarrollo Educativo	15,518,150
Nutrición Escolar	23,795,500



Educación Básica	1,525,000
Transferencias de Capital	235,717,100
Fortalecimiento de Tecn. Educativa	108,990,337
Mantenimiento, Equip. y Constr. S.E.	11,532,500
Total del Presupuesto de Inversión	**427,117,959**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,648,993,276**

CAPÍTULO VIII
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,615,231
Fomento y Regulación Industria	933,700
Fomento y Regulación del Comercio	8,797,406
Regulación de Intermediarios Financieros	873,395
Fomento y Reg. de los Recursos Minerales	694,950
Transferencias	6,086,000
Transferencias al Sector Público	21,932,991
Total del Presupuesto de Funcionamiento	**50,933,673**
Inversión	
Desarrollo Comercial e Industrial	7,038,000
Transferencias de Capital	15,630,700
Total del Presupuesto de Inversión	**22,668,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**73,602,373**

CAPÍTULO IX
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,658,191
Mantenimiento de Obras	16,259,552
Transferencias Varias	10,500
Total del Presupuesto de Funcionamiento	**31,928,243**
Inversión	
Construcción y Rehabilitación Drenajes	163,600
Mantenimiento y Rehabilitación Vial	22,170,445



Construcción y Mej. de Calles y Avenidas	31,402,350
Construcción y Rehabilitación de Puentes	1,724,250
Reordenamiento Vial-Ciudad de Pmá.	830,243,700
Total del Presupuesto de Inversión	**885,704,345**
TOTAL DEL PRESUPUESTO DE GASTOS	**917,632,588**

CAPÍTULO X

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	32,104,670
Asistencia Técnica Agrícola	2,214,732
Asistencia Técnica Pecuaria	3,765,820
Desarrollo Social	413,308
Servicios de Ingeniería Rural	549,155
Transferencias al Sector Público	23,640,860
Total del Presupuesto de Funcionamiento	**62,688,545**
Inversión	
Mejoramiento de Productividad	16,748,250
Programa de Desarrollo Tecnológico	1,706,999
Sanidad Agropecuaria	10,963,322
Desarrollo Rural Agropecuario	5,024,122
Otros Proyectos de Inversión	1,550,372
Reconver. y Transfor. Agropecuaria	1,500,000
Transferencias de Capital	37,902,500
Total del Presupuesto de Inversión	**75,395,565**
TOTAL DEL PRESUPUESTO DE GASTOS	**138,084,110**

CAPÍTULO XI

0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Salud Pública	353,143,862
Provisión de Atención	247,837,815
Transferencias Varias	190,768,900



Fondo de Adm. de Hospitales	3,455,600
Fondo de Servicios Varios	4,479,200
Transferencias al Sector Público	541,798,720
Total del Presupuesto de Funcionamiento	**1,341,484,097**
Inversión	
Construcción y Mej. de Inst. de Salud	308,647,674
Salud Ambiental	96,035,445
Salud Nutricional	10,565,900
Equipamiento de Inst. de Salud	11,019,000
Otros Proyectos de Inversión	19,676,658
Transferencias de Capital	64,213,000
Desarrollo Comunitario	4,500,000
Total del Presupuesto de Inversión	**514,657,677**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,856,141,774**

CAPÍTULO XII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	10,500,718
Admón. de las Relaciones Laborales	4,008,295
Inv., Promoción y Generación de Empleo	2,086,710
Transferencias Varias	438,640
Educación y Capacitación-Sind.,Priv.	9,832,100
Total del Presupuesto de Funcionamiento	**26,866,463**
Inversión	
Programa de Inserción Laboral	1,225,000
Transferencia de Capital	16,258,300
Total del Presupuesto de Inversión	**17,483,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**44,349,763**

CAPÍTULO XIII
0.14 MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación de indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	13,733,023



Planificación y Desarrollo Urbano	4,580,155
Admón. y Regulación de Bienes	696,470
Ordenamiento y Desarrollo Territorial	1,249,359
Transferencias Varias	16,305,100
Total del Presupuesto de Funcionamiento	**36,564,107**
Inversión	
Construcción de Vivienda	65,821,259
Fondo de Ahorro Habitacional	1,250,000
Financiamiento de Vivienda	23,669,448
Asistencia Habitacional	2,712,000
Mejoramiento Habitacional	4,893,408
Transferencias de Capital	2,000,000
Fortalecimiento Institucional	212,500
Total del Presupuesto de Inversión	**100,558,615**
TOTAL DEL PRESUPUESTO DE GASTOS	**137,122,722**

CAPÍTULO XIV
0.16 MINISTERIO DE ECONOMÍA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONOMÍA Y FINANZAS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	58,938,374
Desarrollo Económico y Social	22,710,756
Admón. Fiscal y Patrimonial	27,018,581
Transferencias Varias	282,384,232
Total del Presupuesto de Funcionamiento	**391,051,943**
Inversión	
Fondo de Preinversión	1,750,000
Fort Gest. Eco. y Admón. Finan.	25,657,467
Desarrollo Social e Inv.. Comunitarias	7,180,000
Progr. Nal.para el Dllo.Local PRONADEL	77,131,700
Transferencias de Capital	21,886,800
Estudios, Diseños y Const. de Infraest.	75,249,100
Proyectos Varios	10,449,600
Total del Presupuesto de Inversión	**219,304,667**
TOTAL DEL PRESUPUESTO DE GASTOS	**610,356,610**

CAPÍTULO XV
0.17 MINISTERIO DE GOBIERNO

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,902,291
Administ.y Desarrollo Gubernamental	9,061,917
Servicios Postales y Telégrafos	9,082,826
Servicios Penitenciarios y Cus. de Me	39,905,245
Transferencias Varias	169,583,261
Total del Presupuesto de Funcionamiento	**241,535,540**
Inversión	
Construc, Mejoram. y Estudios Infraet.	43,250,000
Transferencias de Capital	62,792,530
Total del Presupuesto de Inversión	**106,042,530**
TOTAL DEL PRESUPUESTO DE GASTOS	**347,578,070**

CAPÍTULO XVI
0.18 MINISTERIO DE SEGURIDAD PÚBLICA

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SEGURIDAD PÚBLICA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,985,174
Seguridad Pública Nacional	484,849,369
Transferencias Varias	46,147,800
Total del Presupuesto de Funcionamiento	**542,982,343**
Inversión	
Const., Reparación y Ampl. de Infraest.	173,570,100
Total del Presupuesto de Inversión	**173,570,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**716,552,443**

CAPÍTULO XVII
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	17,339,215
Promoción Social y Cohesión Social	3,113,533



Programa de Gestión Territorial	3,940,377
Transferencias al Sector Público	13,249,210
Total del Presupuesto de Funcionamiento	**37,642,335**
Inversión	
Desarrollo Comunitario	208,661,324
Fortalecimiento Institucional	647,748
Transferencias al Sector Público	2,657,000
Total del Presupuesto de Inversión	**211,966,072**
TOTAL DEL PRESUPUESTO DE GASTOS	**249,608,407**

CAPÍTULO XVIII
0.26 TRIBUNAL ADMINISTRATIVO TRIBUTARIO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO TRIBUTARIO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Jurisdicción Tributaria	2,817,721
Total del Presupuesto de Funcionamiento	**2,817,721**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,817,721**

CAPÍTULO XIX
0.30 ÓRGANO JUDICIAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Administración General de Justicia	23,220,064
Administración de Justicia Ciudadana	57,074,661
Transf. y Desarrollo Institucional	14,095,890
Total del Presupuesto de Funcionamiento	**94,390,615**
Inversión	
Rehabilitación y Const. de Infraestrura	5,500,000
Mejoramiento Admón. de Justicia	2,487,850
Equipamiento y Fortalec. Institucional	1,395,200
Modernización del Sistema de Justicia	1,250,000
Total del Presupuesto de Inversión	**10,633,050**
TOTAL DEL PRESUPUESTO DE GASTOS	**105,023,665**

CAPÍTULO XX



MINISTERIO PÚBLICO

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduría General de la Nación	96,420,432
Funcionamiento	86,863,482
Inversión	9,556,950
Procuraduría de la Administración	4,134,970
Funcionamiento	4,114,370
Inversión	20,600

0.36 PROCURADURÍA GENERAL DE LA NACIÓN

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA GENERAL DE LA NACIÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interés del Estado	66,526,062
Medicina Legal y Forense	20,337,420
Total del Presupuesto de Funcionamiento	86,863,482
Inversión	
Modernización Proc. General	7,691,950
Modernización de Servicios Forenses	1,865,000
Total del Presupuesto de Inversión	9,556,950
TOTAL DEL PRESUPUESTO DE GASTOS	96,420,432

0.37 PROCURADURÍA DE LA ADMINISTRACIÓN

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURÍA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,466,774
Representación y Def. de la Adm. Pública	2,647,596
Total del Presupuesto de Funcionamiento	4,114,370
Inversión	
Prog. General /Mejor. de Just. Etapa II	20,600
Total del Presupuesto de Inversión	20,600



TOTAL DEL PRESUPUESTO DE GASTOS	4,134,970

CAPÍTULO XXI
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**77,082,842**
Funcionamiento	**66,610,695**
Inversión	**10,472,147**
Fiscalía General Electoral	**8,242,300**
Funcionamiento	**8,242,300**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,512,905
Registro e Identificación Ciudadana	9,760,215
Servicios Electorales	8,966,080
Eventos Electorales	27,371,495
Total del Presupuesto de Funcionamiento	**66,610,695**
Inversión	
Cosntrucciones, Mejoras y Habilitaciones	8,604,247
Conserv.Docum.Hist. Hechos Vitales	742,900
Const. de Oficinas a Nivel Provincial	1,125,000
Total del Presupuesto de Inversión	**10,472,147**
TOTAL DEL PRESUPUESTO DE GASTOS	**77,082,842**

0.41 FISCALÍA GENERAL ELECTORAL

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA GENERAL ELECTORAL para la vigencia fiscal 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,179,901



Fiscalías Electorales	695,650
Elecciones	4,366,749
Total del Presupuesto de Funcionamiento	**8,242,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,242,300**

CAPÍTULO XXII
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	15,092,240
Total del Presupuesto de Funcionamiento	**15,092,240**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,092,240**

CAPÍTULO XXIII
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,791,174
Administración General	1,161,326
Total del Presupuesto de Funcionamiento	**2,952,500**
Inversión	
Fortalecimiento Institucional	136,555
Total del Presupuesto de Inversión	**136,555**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,089,055**

CAPÍTULO XXIV
0.47 FISCALÍA DE CUENTAS

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALÍA DE CUENTAS para la vigencia fiscal 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS



Funcionamiento

Administ. e Investigación Patrimonial	1,785,880
Administración General	1,052,125
Total del Presupuesto de Funcionamiento	**2,838,005**
Inversión	
Fortalec., Mejoram., e Implementación	202,445
Total del Presupuesto de Inversión	**202,445**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,040,450**

CAPÍTULO XXV

0.49 DEFENSORÍA DEL PUEBLO

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal 2014, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,389,701
Protec. y Defensa de los Derechos Hum.	2,100,716
Total del Presupuesto de Funcionamiento	**5,490,417**
Inversión	
Estudio, Diseño y Construcción	321,500
Total del Presupuesto de Inversión	**321,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,811,917**

CAPÍTULO XXVI

TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 37. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	611,521,504	1,093,197,305	1,704,718,809
01	ASAMBLEA NACIONAL	1,473,200		1,473,200
	A Personas	100,000		100,000
	Becas de Estudio	120,000		120,000
	Al Sector Externo	1,253,200		1,253,200
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	604,060		604,060
	A Personas	133,325		133,325



	Becas de Estudio	462,035		462,035
	Al Sector Externo	8,700		8,700
03	PRESIDENCIA DE LA REPÚBLICA	2,552,300	13,040,960	15,593,260
	Pensiones y Jubilaciones	543,300		543,300
	A Personas	74,000		74,000
	Becas de Estudio	235,000		235,000
	SENACYT		3,413,000	3,413,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.		6,252,960	6,252,960
	AUTORIDAD NAL. TRANSPARENCIA Y ACCESO A INF.		3,375,000	3,375,000
	Al Sector Externo	1,700,000		1,700,000
05	MINISTERIO DE RELACIONES EXTERIORES	2,563,500		2,563,500
	A Personas	24,600		24,600
	Becas de Estudio	197,800		197,800
	Al Sector Externo	2,341,100		2,341,100
07	MINISTERIO DE EDUCACIÓN	27,305,300	323,195,149	350,500,449
	Pensiones y Jubilaciones	22,992,100		22,992,100
	Becas de Estudio	55,000		55,000
	Al Sector Privado	4,098,500		4,098,500
	I.N.A.C.		16,329,100	16,329,100
	Instituto Panameño de Deportes		15,747,100	15,747,100
	I.P.H.E.		30,219,400	30,219,400
	Universidad Autónoma de Chiriquí		32,302,700	32,302,700
	Universidad de Panamá		154,734,500	154,734,500
	Universidad Marítima Internacional de Panamá		2,001,400	2,001,400
	Universidad Especializada de las Américas		11,514,100	11,514,100
	Universidad Tecnológica		60,346,849	60,346,849
	Al Sector Externo	159,700		159,700
08	MINISTERIO DE COMERCIO E INDUSTRIAS	6,158,000	21,932,991	28,090,991
	Becas de Estudio	72,000		72,000
	Al Sector Privado	4,200,000		4,200,000
	Autoridad de Micro, Mediana y Pequeña Empresa		4,295,578	4,295,578
	Autoridad de Protección al Consumidor y Def. Comp.		10,597,300	10,597,300
	Zona Franca del Barú		393,028	393,028
	Bingo Nacionales		150,110	150,110
	Agencia del Área Panamá Pacífico		5,696,975	5,696,975
	Superintendencia de Seguro y Reaseguros		800,000	800,000
	Al Sector Externo	1,886,000		1,886,000
09	MINISTERIO DE OBRAS PÚBLICAS	160,500		160,500
	Becas de Estudio	150,000		150,000
	Al Sector Externo	10,500		10,500
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1,362,500	23,640,860	25,003,360
	A Personas	103,600		103,600
	Al Sector Privado	209,100		209,100



	I.D.I.A.P.		9,200,400	9,200,400
	A.R.A.P.		5,550,200	5,550,200
	I.M.A.		6,073,700	6,073,700
	I.S.A.		2,816,560	2,816,560
	Al Sector Externo	1,049,800		1,049,800
12	MINISTERIO DE SALUD	260,470,100	481,042,120	741,512,220
	Pensiones y Jubilaciones	517,900		517,900
	A Personas	721,800		721,800
	Becas de Estudio	328,900		328,900
	Al Sector Privado	189,709,800		189,709,800
	Al Gobierno Central	7,934,800		7,934,800
	Instituto Conmemorativo Gorgas		5,685,000	5,685,000
	CENETIM		1,165,700	1,165,700
	A.U.P.S.A		4,617,300	4,617,300
	Impuesto de Licores		5,900,000	5,900,000
	C.S.S. FEJUPEN - Aporte Gob. Central		19,327,000	19,327,000
	C.S.S. 0.8% Salarios Básicos		89,210,000	89,210,000
	C.S.S. Impuestos de Cerveza / FEJUPEN			
	Sostenibilidad del Régimen (Ley 51)		140,000,000	140,000,000
	Aumento Pensiones y Jubilaciones (DG-51)		101,550,000	101,550,000
	Subsidio Fluctuaciones - Intereses C.S.S.		20,500,000	20,500,000
	Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
	Incremento Jubilaciones (Ley 22)			
	Gratificación Salarial a Funcionarios Públicos			
	Aporte Junta Técnica Actuarial		90,000	90,000
	Déficit de Fideicomiso IVM			
	Pensión Vitalicia Dietilenglicol		7,567,000	7,567,000
	I.D.A.A.N.		30,116,800	30,116,800
	Autoridad de Aseo		30,313,320	30,313,320
	Municipios	1,797,600		1,797,600
	C.S.S. Planilla Prestaciones Fondo Complementario	58,959,000		58,959,000
	Al Sector Externo	500,300		500,300
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	438,640		438,640
	Al Sector Externo	438,640		438,640
14	MIN. DE VIVIENDA Y ORDEN. TERRIT.	190,700	16,305,100	16,495,800
	A Personas	159,200		159,200
	Becas de Estudio	30,500		30,500
	ANATI		15,305,100	15,305,100
	Subsidio (Agua) Banco Hipotecario Nacional		1,000,000	1,000,000
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	203,488,838	75,893,657	279,382,495
	A Personas	131,000		131,000
	Becas de Estudio	5,828,600		5,828,600
	Al Sector Privado	75,757,900		75,757,900
	Autoridad Nacional de Ingresos Públicos		24,985,200	24,985,200



	Autoridad Nacional del Ambiente		15,992,800	15,992,800
	Autoridad Nacional de Aduanas		22,401,700	22,401,700
	Consejo de Administración del SIACAP		1,582,070	1,582,070
	Dirección General de Contrataciones Públicas		3,393,300	3,393,300
	Tribunal de Contrataciones Públicas		1,931,900	1,931,900
	Empresa de Generación Eléctrica S.A.		5,158,687	5,158,687
	Superintendencia del Mercado de Valores		448,000	448,000
	Municipios	500,000		500,000
	Facilidad de Compensacion Energetica - FACE	120,000,000		120,000,000
	Al Sector Externo	1,271,338		1,271,338
17	MINISTERIO DE GOBIERNO	44,273,903	125,373,258	169,647,161
	Pensiones y Jubilaciones	5,748,830		5,748,830
	Becas de Estudio	33,900		33,900
	Al Sector Privado	7,400,000		7,400,000
	Autoridad del Tránsito y Transporte Terrestre		116,895,030	116,895,030
	Autoridad de Pasaporte de Panamá		4,392,500	4,392,500
	Aeronáutica Civil		4,085,728	4,085,728
	Municipios	7,066,513		7,066,513
	Propias	23,910,860		23,910,860
	Al Sector Externo	113,800		113,800
18	MINISTERIO DE SEGURIDAD PUBLICA	50,540,900		50,540,900
	Pensiones y Jubilaciones	46,124,000		46,124,000
	A Personas	1,971,100		1,971,100
	Becas de Estudio	2,350,500		2,350,500
	Al Sector Privado	1,500		1,500
	Al Sector Externo	93,800		93,800
21	MIN. DE DESARROLLO SOCIAL	2,396,100	12,773,210	15,169,310
	A Personas	151,100		151,100
	Becas de Estudio	1,200		1,200
	Al Sector Privado	2,188,800		2,188,800
	SENADIS		5,107,510	5,107,510
	INAMU		2,776,000	2,776,000
	SENIAF		4,889,700	4,889,700
	Al Sector Externo	55,000		55,000
26	TRIBUNAL ADMINISTRATIVO TRIBUTARIO	59,500		59,500
	A Personas	7,500		7,500
	Becas de Estudio	50,000		50,000
	Al Sector Externo	2,000		2,000
30	ÓRGANO JUDICIAL	510,500		510,500
	Pensiones y Jubilaciones	8,000		8,000
	Becas de Estudio	502,500		502,500
36	PROCURADURÍA GENERAL DE LA NACIÓN	1,144,100		1,144,100
	Pensiones y Jubilaciones	162,100		162,100



	Becas de Estudio	982,000	982,000
37	PROCURADURÍA DE LA ADMINISTRACIÓN	210,800	210,800
	Becas de Estudio	210,800	210,800
40	TRIBUNAL ELECTORAL	5,246,467	5,246,467
	Pensiones y Jubilaciones	45,000	45,000
	Becas de Estudio	443,471	443,471
	Al Sector Privado	4,152,996	4,152,996
	Municipios	600,000	600,000
	Al Sector Externo	5,000	5,000
41	FISCALÍA GENERAL ELECTORAL	36,998	36,998
	Becas de Estudio	36,998	36,998
45	OTROS GASTOS DE LA ADMINISTRACIÓN	72,300	72,300
	Becas de Estudio	72,300	72,300
46	TRIBUNAL DE CUENTAS	68,708	68,708
	A Personas	27,708	27,708
	Becas de Estudio	41,000	41,000
47	FISCALÍA DE CUENTAS	39,890	39,890
	A Personas	1,500	1,500
	Becas de Estudio	38,390	38,390
49	DEFENSORÍA DEL PUEBLO	153,700	153,700
	A Personas	11,700	11,700
	Becas de Estudio	137,000	137,000
	Al Sector Externo	5,000	5,000

ARTÍCULO 38. Apruébanse las transferencias de capital de acuerdo con el siguiente detalle:

CÓDIGO	INSTITUCIÓN	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	521,193,930
03	PRESIDENCIA DE LA REPÚBLICA	62,136,000
	SENACYT	43,325,000
	AUTORIDAD NAL. PARA LA INNOV. GUB.	18,811,000
07	MINISTERIO DE EDUCACIÓN	235,717,100
	IFARHU	150,259,600
	INAC	4,382,000
	SERTV	850,000
	INSTITUTO PANAMEÑO DE DEPORTES	67,250,000
	IPHE	1,330,000



	UNACHI	4,410,200
	UNIV. DE PANAMÁ	3,130,000
	UNIV. MARÍTIMA INTERNACIONAL DE PANAMÁ	589,800
	UDELAS	1,736,000
	UNIV. TECNOLÓGICA	1,779,500
08	MINISTERIO DE COMERCIO E INDUSTRIAS	15,630,700
	AMPYME	11,353,000
	ACODECO	14,300
	AUTORIDAD DE TURISMO DE PANAMÁ	1,000,000
	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	3,263,400
10	MINISTERIO DE DESARROLLO AGROPECUARIO	37,902,500
	I.D.I.A.P.	2,074,700
	A.R.A.P.	800,000
	I.M.A.	32,527,800
	B.D.A.	2,500,000
	I.S.A.	
12	MINISTERIO DE SALUD	64,213,000
	INST. CONMEMORATIVO GORGAS	1,310,000
	CENETIN	3,000
	IDAAN	50,000,000
	AUTORIDAD DE ASEO	12,900,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	16,258,300
	INADEH	16,258,300
14	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	2,000,000
	ANATI	2,000,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	21,886,800
	AUTORIDAD NACIONAL DE INGRESOS PUBLICOS	6,022,000
	ANAM	2,677,300
	AUTORIDAD NACIONAL DE ADUANAS	2,500,000
	DIR. GRAL. DE CONTRATACIONES PÚBLICAS	487,500
	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	200,000
	EMPRESAS DE GENERACIÓN ELÉCTRICA S.A.	6,000,000
	EMPRESAS DE TRANSMISIÓN ELÉCTRICA S.A.	4,000,000
17	MINISTERIO DE GOBIERNO	62,792,530
	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	53,391,030
	AUTORIDAD DE PASAPORTE DE PANAMÁ	2,500,000
	AERONÁUTICA CIVIL	6,901,500
21	MINISTERIO DE DESARROLLO SOCIAL	2,657,000
	SECRETARÍA NACIONAL DE DISCAPACIDAD	1,991,700
	INAMU	186,900
	SENIAF	478,400



CAPÍTULO XXVII
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 39. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971, reformado por las leyes 24 de 21 de julio de 1980, 18 de 29 de septiembre de 1983; 13 de 28 de julio de 1987 y 16 de 29 de noviembre de 1987, y modificados por la Ley 49 de 18 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2014, según el siguiente detalle:

INSTITUCIÓN	MONTO
TOTAL INGRESOS AUTORIZADOS	269,373,000
FONDO DE SEGURO EDUCATIVO	269,373,000
Ingresos Tributarios	269,373,000
Impuestos Directos	269,373,000
Seguro Educativo	269,373,000
MINISTERIO DE EDUCACIÓN	87,478,900
Educación Agropecuaria	12,781,800
Fondo Exon. de Matrícula	72,730,700
Capacitación Gremial Docente	1,966,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	9,832,100
Educación Sindical	9,832,100
IFARHU	114,052,600
Becas	95,052,600
Créditos Educativo	19,000,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	11,798,500
Gastos de Funcionamiento	11,798,500
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	36,378,800
Programas Regulares (INADEH / MITRADEL)	27,529,900
Capacitación del Recurso Humano del Sector Privado	5,899,300
Formación Dual	2,949,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	9,832,100
Gastos de Funcionamiento	9,832,100



TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 40. Apruébanse los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2014 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	4,604,604,814	1,306,271,530	5,910,876,344	3,687,277,096	2,223,599,248	5,910,876,344
AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS	24,985,200	6,022,000	31,007,200	24,588,200	6,419,000	31,007,200
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	4,295,578	11,353,000	15,648,578	4,185,078	11,463,500	15,648,578
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	159,045,030	53,391,030	212,436,060	133,797,910	78,638,150	212,436,060
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	20,500,000	0	20,500,000	16,903,800	3,596,200	20,500,000
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	17,473,500	5,500,000	22,973,500	19,656,400	3,317,100	22,973,500
AUTORIDAD NACIONAL DEL AMBIENTE	26,444,300	7,970,800	34,415,100	24,001,400	10,413,700	34,415,100
AUTORIDAD NACIONAL DE ADUANAS	25,947,700	2,500,000	28,447,700	25,690,900	2,756,800	28,447,700
CAJA DE SEGURO SOCIAL	3,577,066,000	858,290,000	4,435,356,000	2,870,785,652	1,564,570,348	4,435,356,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	6,085,800	1,310,000	7,395,800	6,049,000	1,346,800	7,395,800
CENTRO NAL. DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	1,165,700	3,000	1,168,700	1,101,700	67,000	1,168,700
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	10,597,300	14,300	10,611,600	10,340,200	271,400	10,611,600
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,582,070	0	1,582,070	1,503,070	79,000	1,582,070
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	125,377,000	179,022,400	304,399,400	22,628,400	281,771,000	304,399,400
SECRETARÍA NACIONAL DE DISCAPACIDAD	5,107,510	1,991,700	7,099,210	5,051,010	2,048,200	7,099,210
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,317,300	0	6,317,300	6,097,400	219,900	6,317,300
INST. DE INVESTIGACIONES AGROPECUARIAS	9,800,400	2,674,700	12,475,100	9,706,100	2,769,000	12,475,100
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,425,200	1,166,000	9,591,200	8,425,200	1,166,000	9,591,200
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,393,300	2,237,500	5,630,800	3,348,900	2,281,900	5,630,800
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,931,900	200,000	2,131,900	1,900,300	231,600	2,131,900
INSTITUTO NACIONAL DE CULTURA	17,073,100	4,382,000	21,455,100	16,989,000	4,466,100	21,455,100



Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	11,998,500	850,000	12,848,500	10,452,800	2,395,700	12,848,500
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,413,000	46,825,000	50,238,000	3,413,000	46,825,000	50,238,000
INSTITUTO NACIONAL DE LA MUJER	3,776,000	186,900	2,962,900	2,695,300	267,600	2,962,900
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	4,889,700	478,400	5,368,100	4,873,600	494,500	5,368,100
INSTITUTO PANAMEÑO DE DEPORTES	16,212,100	67,250,000	83,462,100	15,954,700	67,507,400	83,462,100
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	36,528,800	16,258,300	52,787,100	12,558,700	40,228,400	52,787,100
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	30,953,900	1,630,000	32,583,900	30,655,300	1,928,600	32,583,900
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,521,500	2,500,000	7,021,500	4,206,500	2,815,000	7,021,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	10,970,000	0	10,970,000	9,569,100	1,400,900	10,970,000
AUTORIDAD DE TURISMO DE PANAMÁ	51,000,000	1,000,000	52,000,000	20,031,600	31,968,400	52,000,000
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	6,252,960	18,811,000	25,063,960	6,248,460	18,815,500	25,063,960
REGISTRO PÚBLICO DE PANAMÁ	60,358,389	58,000	60,416,389	47,363,589	13,052,800	60,416,389
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	3,375,000	0	3,375,000	3,035,000	340,000	3,375,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	35,942,600	4,410,200	40,352,800	35,260,200	5,092,600	40,352,800
UNIVERSIDAD DE PANAMÁ	179,089,700	3,130,000	182,219,700	176,220,800	5,998,900	182,219,700
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,701,400	589,800	7,291,200	6,577,000	714,200	7,291,200
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	14,571,500	1,736,000	16,307,500	14,343,900	1,963,600	16,307,500
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	71,977,849	2,529,500	74,507,349	70,615,649	3,891,700	74,507,349
ZONA FRANCA DE BARÚ	458,028	0	458,028	452,278	5,750	458,028



ARTÍCULO 41. Apruébanse los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**1,984,345,541**	**1,668,246,555**	**34,450,000**	**225,000**	**10,000**	**3,687,277,096**
AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS	24,259,100	329,100	0	0	0	24,588,200
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	4,077,778	107,300	0	0	0	4,185,078
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	16,828,810	116,969,100	0	0	0	133,797,910
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	15,946,100	732,700	0	225,000	0	16,903,800
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	19,580,500	75,900	0	0	0	19,656,400
AUTORIDAD NACIONAL DEL AMBIENTE	23,480,800	520,600	0	0	0	24,001,400
AUTORIDAD NACIONAL DE ADUANAS	25,361,900	329,000	0	0	0	25,690,900
CAJA DE SEGURO SOCIAL	1,337,651,617	1,533,134,035	0	0	0	2,870,785,652
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	5,904,600	144,400	0	0	0	6,049,000
CENTRO NAL. DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	1,005,500	96,200	0	0	0	1,101,700
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	9,960,200	380,000	0	0	0	10,340,200
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,406,270	96,800	0	0	0	1,503,070
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	21,602,900	1,025,500	0	0	0	22,628,400
SECRETARÍA NACIONAL DE DISCAPACIDAD	4,067,810	983,200	0	0	0	5,051,010
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	5,970,700	126,700	0	0	0	6,097,400
INST. DE INVESTIGACIONES AGROPECUARIAS	9,549,000	157,100	0	0	0	9,706,100
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	8,025,300	399,900	0	0	0	8,425,200
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,254,300	94,600	0	0	0	3,348,900
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,828,800	71,500	0	0	0	1,900,300
INSTITUTO NACIONAL DE CULTURA	16,369,300	589,700	0	0	0	16,959,000
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	10,330,700	122,100	0	0	0	10,452,800
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	3,331,000	82,000	0	0	0	3,413,000
INSTITUTO NACIONAL DE LA MUJER	2,593,200	102,100	0	0	0	2,695,300
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	4,587,400	286,200	0	0	0	4,873,600
INSTITUTO PANAMEÑO DE DEPORTES	12,941,700	3,013,000	0	0	0	15,954,700



Continuación...

GASTOS CORRIENTES DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	12,306,200	252,500	0	0	0	12,558,700
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	29,825,700	829,600	0	0	0	30,655,300
AUTORIDAD DE PASAPORTES DE PANAMÁ	4,206,500	0	0	0	0	4,206,500
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	8,050,600	1,518,500	0	0	0	9,569,100
AUTORIDAD DE TURISMO DE PANAMÁ	17,341,400	2,240,200	450,000	0	0	20,031,600
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	6,182,360	66,100	0	0	0	6,248,460
REGISTRO PÚBLICO DE PANAMÁ	13,222,389	141,200	34,000,000	0	0	47,363,589
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	2,755,000	280,000	0	0	0	3,035,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	34,949,800	310,400	0	0	0	35,260,200
UNIVERSIDAD DE PANAMÁ	174,621,700	1,599,100	0	0	0	176,220,800
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	6,440,900	136,100	0	0	0	6,577,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	14,218,700	125,200	0	0	0	14,343,900
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	69,863,729	741,920	0	0	10,000	70,615,649
ZONA FRANCA DE BARÚ	415,278	37,000	0	0	0	452,278





ARTÍCULO 42. Apruébanse los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas;

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	2,209,128,048	14,471,200	0	0	2,223,599,248
AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS	6,022,000	397,000	0	0	6,419,000
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	11,353,000	110,500	0	0	11,463,500
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	77,963,500	674,650	0	0	78,638,150
AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	3,596,200	0	0	0	3,596,200
AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	3,250,200	66,900	0	0	3,317,100
AUTORIDAD NACIONAL DEL AMBIENTE	10,331,300	82,400	0	0	10,413,700
AUTORIDAD NACIONAL DE ADUANAS	2,500,000	256,800	0	0	2,756,800
CAJA DE SEGURO SOCIAL	1,564,570,348	0	0	0	1,564,570,348
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	1,310,000	36,800	0	0	1,346,800
CENTRO NAL DE ESTUDIOS EN TÉCNICAS IMÁGENES MOL.	3,000	64,000	0	0	67,000
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	14,300	257,100	0	0	271,400
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	79,000	0	0	79,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	278,159,800	3,611,200	0	0	281,771,000
SECRETARÍA NACIONAL DE DISCAPACIDAD	1,991,700	56,500	0	0	2,048,200
AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	0	219,900	0	0	219,900
INST. DE INVESTIGACIONES AGROPECUARIAS	2,674,700	94,300	0	0	2,769,000
AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	1,166,000	0	0	0	1,166,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,237,500	44,400	0	0	2,281,900
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	200,000	31,600	0	0	231,600
INSTITUTO NACIONAL DE CULTURA	4,382,000	84,100	0	0	4,466,100
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	2,216,600	179,100	0	0	2,395,700
SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOV.	46,825,000	0	0	0	46,825,000
INSTITUTO NACIONAL DE LA MUJER	186,900	80,700	0	0	267,600
SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	478,400	16,100	0	0	494,500
INSTITUTO PANAMEÑO DE DEPORTES	67,250,000	257,400	0	0	67,507,400



Continuación...

GASTOS DE CAPITAL DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DES. H.	40,228,400	0	0	0	40,228,400
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,630,000	298,600	0	0	1,928,600
AUTORIDAD DE PASAPORTES DE PANAMÁ	2,500,000	315,000	0	0	2,815,000
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	540,000	860,900	0	0	1,400,900
AUTORIDAD DE TURISMO DE PANAMÁ	31,340,700	627,700	0	0	31,968,400
AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	18,811,000	4,500	0	0	18,815,500
REGISTRO PÚBLICO DE PANAMÁ	13,000,000	52,800	0	0	13,052,800
AUT. NAL. DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN	0	340,000	0	0	340,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	4,410,200	682,400	0	0	5,092,600
UNIVERSIDAD DE PANAMÁ	3,130,000	2,868,900	0	0	5,998,900
UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	589,800	124,400	0	0	714,200
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,736,000	227,600	0	0	1,963,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	2,529,500	1,362,200	0	0	3,891,700
ZONA FRANCA DE BARU	0	5,750	0	0	5,750





CAPÍTULO II
1.01 AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS para la vigencia fiscal de 2014:

Ingresos Totales	31,007,200
Menos: Aumento de Reservas	
Ingresos Disponibles	31,007,200
Gastos	31,007,200

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

101.0.0.0.0.00.	AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS	31,007,200
101.1.0.0.0.00.	INGRESOS CORRIENTES	24,985,200
101.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	24,985,200
101.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	24,985,200
101.1.2.3.1.00.	GOBIERNO CENTRAL	24,985,200
101.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	24,985,200
101.2.0.0.0.00.	INGRESOS DE CAPITAL	6,022,000
101.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,022,000
101.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,022,000
101.2.3.2.1.00.	GOBIERNO CENTRAL	6,022,000
101.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	6,022,000

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE INGRESOS PÚBLICOS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	20,351,735
Administración y Gestión Tributaria	4,633,465
Total del Presupuesto de Funcionamiento	**24,985,200**
Inversión	
Fortalecimiento de la Gestión Tributaria	2,950,000
Fortalecimiento de la Plataforma Tecnol.	1,100,000
Remodelación y Equipamiento de Ofic.	1,972,000
Total del Presupuesto de Inversión	**6,022,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**31,007,200**



CAPÍTULO III
1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2014:

Ingresos Totales	15,648,578
Menos: Aumento de Reservas	
Ingresos Disponibles	15,648,578
Gastos	15,648,578

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	15,648,578
102.1.0.0.0.00.	INGRESOS CORRIENTES	4,295,578
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,295,578
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,295,578
102.1.2.3.1.00.	GOBIERNO CENTRAL	4,295,578
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	4,295,578
102.2.0.0.0.00.	INGRESOS DE CAPITAL	11,353,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	11,353,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	11,353,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	11,353,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	11,353,000

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,868,528
Fomento y Desarrollo	427,050
Total del Presupuesto de Funcionamiento	**4,295,578**
Inversión	
Garantías	2,500,000
Capacitación y Asistencia Técnica	5,103,000
Microcrédito	1,750,000
Capital Semilla	2,000,000
Total del Presupuesto de Inversión	**11,353,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**15,648,578**



CAPÍTULO IV
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2014:

Ingresos Totales	212,436,060
Menos: Aumento de Reservas	
Ingresos Disponibles	212,436,060
Gastos	212,436,060

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	212,436,060
103.1.0.0.0.00.	INGRESOS CORRIENTES	159,045,030
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	159,045,030
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	118,645,030
103.1.2.3.1.00.	GOBIERNO CENTRAL	116,895,030
103.1.2.3.1.17.	MINISTERIO DE GOBIERNO	116,895,030
103.1.2.3.7.00.	SECTOR PRIVADO	1,750,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1,750,000
103.1.2.4.0.00.	TASAS Y DERECHOS	10,700,000
103.1.2.4.1.00.	DERECHOS	7,500,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	7,500,000
103.1.2.4.2.00.	TASAS	3,200,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	3,200,000
103.1.2.6.0.00.	INGRESOS VARIOS	29,700,000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	20,400,000
103.1.2.6.0.25.	COLISIONES	1,300,000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	8,000,000
103.2.0.0.0.00.	INGRESOS DE CAPITAL	53,391,030
103.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	53,391,030
103.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	53,391,030
103.2.3.2.1.00.	GOBIERNO CENTRAL	53,391,030
103.2.3.2.1.17.	MINISTERIO DE GOBIERNO	53,391,030

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,672,040
Desarrollo del Transporte y Operación	10,987,220



Subsidios	116.813.300
Total del Presupuesto de Funcionamiento	**134,472,560**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	77,963,500
Total del Presupuesto de Inversión	**77,963,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**212,436,060**

CAPÍTULO V
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2014:

Ingresos Totales	20,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	20,500,000
Gastos	20,500,000

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	20,500,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	20,500,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	20,500,000
106.1.2.4.0.00.	TASAS Y DERECHOS	20,400,000
106.1.2.4.2.00.	TASAS	20,400,000
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	19,082,200
106.1.2.4.2.68.	TASA PORTABILIDAD NUMERICA	1,317,800
106.1.2.6.0.00.	INGRESOS VARIOS	100,000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	8.815,000
Regulación de los Servicios Públicos	8.088,800
Total del Presupuesto de Funcionamiento	**16,903,800**
Inversión	
Admón. y Reg. de los Servicios Públicos	3,596,200
Total del Presupuesto de Inversión	**3,596,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,500,000**



CAPÍTULO VI

1.07 AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal de 2014:

Ingresos Totales	22,973,500
Menos: Aumento de Reservas	
Ingresos Disponibles	22,973,500
Gastos	22,973,500

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

107.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS	22,973,500
107.1.0.0.0.00.	INGRESOS CORRIENTES	17,473,500
107.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17,473,500
107.1.2.1.0.00.	RENTA DE ACTIVOS	450,000
107.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	450,000
107.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	450,000
107.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,305,100
107.1.2.3.1.00.	GOBIERNO CENTRAL	15,305,100
107.1.2.3.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	15,305,100
107.1.2.4.0.00.	TASAS Y DERECHOS	1,718,400
107.1.2.4.2.00.	TASAS	1,718,400
107.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	1,573,400
107.1.2.4.2.20.	EXPEDICIÓN DE DOCUMENTO	45,000
107.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	100,000
107.2.0.0.0.00.	INGRESOS DE CAPITAL	5,500,000
107.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	3,000,000
107.2.1.1.0.00.	VENTA DE ACTIVOS	3,000,000
107.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	3,000,000
107.2.1.1.1.01.	TERRENOS	3,000,000
107.2.2.0.0.00.	RECURSOS DEL CRÉDITO	500,000
107.2.2.2.0.00.	CRÉDITO EXTERNO	500,000
107.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	500,000
107.2.2.2.1.42.	CATASTRO 1885-OC	500,000
107.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,000,000
107.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,000,000
107.2.3.2.1.00.	GOBIERNO CENTRAL	2,000,000
107.2.3.2.1.14.	MINISTERIO DE VIVIENDA Y ORDENAMIENTO TERRITORIAL	2,000,000

ARTÍCULO 57. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADMINISTRACIÓN DE TIERRAS para la vigencia fiscal 2014, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,824,300
Administración de Tierras	13,899,000
Total del Presupuesto de Funcionamiento	**19,723,300**
Inversión	
Programa Nal. de Titulación de Tierra	3,250,200
Total del Presupuesto de Inversión	**3,250,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**22,973,500**

CAPÍTULO VII

1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2014:

Ingresos Totales	34,415,100
Menos: Aumento de Reservas	
Ingresos Disponibles	34,415,100
Gastos	34,415,100

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	34,415,100
108.1.0.0.0.00.	INGRESOS CORRIENTES	26,444,300
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	26,444,300
108.1.2.1.0.00.	RENTA DE ACTIVOS	2,302,000
108.1.2.1.1.00.	ARRENDAMIENTOS	280,000
108.1.2.1.1.01.	ARRENDAMIENTOS	7,600
108.1.2.1.1.02.	DE LOTES Y TIERRAS	233,400
108.1.2.1.1.04.	DE VIVIENDAS	39,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	22,000
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	22,000
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,000,000
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	2,000,000
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,992,800
108.1.2.3.1.00.	GOBIERNO CENTRAL	15,992,800
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	15,992,800
108.1.2.4.0.00.	TASAS Y DERECHOS	7,669,000
108.1.2.4.1.00.	DERECHOS	7,669,000
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	4,746,400
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	681,700
108.1.2.4.1.45.	CONCESIONES VARIAS	1,459,800



108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	781,100
108.1.2.6.0.00.	INGRESOS VARIOS	480,500
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	480,500
108.2.0.0.0.00.	INGRESOS DE CAPITAL	7,970,800
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,125,200
108.2.2.2.0.00.	CRÉDITO EXTERNO	3,125,200
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,125,200
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	2,450,000
108.2.2.2.1.60.	BANCO MUNDIAL	675,200
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,845,600
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,845,600
108.2.3.2.1.00.	GOBIERNO CENTRAL	2,677,300
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,677,300
108.2.3.2.8.00.	SECTOR EXTERNO	2,168,300
108.2.3.2.8.17.	DONACIONES VARIAS	2,168,300

ARTÍCULO 60. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,621,300
Áreas Protegidas y Vida Silvestre	3,648,400
Gestión Ambiental	3,867,600
Gestión Integrada de Cuencas Hidrog.	2,946,500
Total del Presupuesto de Funcionamiento	**24,083,800**
Inversión	
Investigación y Manejo de Rec. Naturales	5,955,400
Conservación y Desarrollo Sostenible	1,779,700
Fortalecimiento Institucional	2,596,200
Total del Presupuesto de Inversión	**10,331,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**34,415,100**

CAPÍTULO VIII
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2014:

Ingresos Totales	28,447,700
Menos: Aumento de Reservas	
Ingresos Disponibles	28,447,700
Gastos	28,447,700

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANAS	28,447,700
109.1.0.0.0.00.	INGRESOS CORRIENTES	25,947,700
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25,947,700
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,401,700
109.1.2.3.1.00.	GOBIERNO CENTRAL	22,401,700
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	22,401,700
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,000
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,000
109.2.0.0.0.00.	INGRESOS DE CAPITAL	2,500,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,500,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,916,300
Operaciones Aduaneras	6,031,400
Total del Presupuesto de Funcionamiento	**25,947,700**
Inversión	
Desarrollo del Sistema Aduanero	2,500,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**28,447,700**

CAPÍTULO IX
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2014:

Ingresos Totales	4,435,356,000
Menos: Aumento de Reservas	
Ingresos Disponibles	4,435,356,000
Gastos	4,435,356,000

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	4,435,356,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	3,577,066,000



110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	2,869,400,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	2,869,400,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	2,869,400,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	2,658,921,000
110.1.1.1.3.02.	PRIMAS DE SEGURO-RIESGOS PROFESIONALES	210,479,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	542,480,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	765,000
110.1.2.1.1.00.	ARRENDAMIENTOS	300,000
110.1.2.1.1.04.	DE VIVIENDAS	300,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	465,000
110.1.2.1.4.10.	PRIMAS DE SEGURO	465,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	409,144,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	409,144,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	409,144,000
110.1.2.6.0.00.	INGRESOS VARIOS	132,571,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	7,000,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	52,000,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	58,959,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	14,612,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	165,186,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	3,103,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	699,000
110.1.3.1.0.17.	A SECTOR PRIVADO	2,404,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	160,164,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	33,107,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	127,057,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,919,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	412,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1,507,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	858,290,000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	152,230,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	4,430,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	960,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	960,000
110.2.1.3.7.00.	SECTOR PRIVADO	3,470,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2,890,000
110.2.1.3.7.05.	PRÉSTAMOS PERSONALES	580,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	147,800,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	13,120,000
110.2.1.4.1.01.	VALORES PÚBLICOS	13,120,000
110.2.1.4.7.00.	SECTOR PRIVADO	134,680,000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	134,680,000
110.2.6.0.0.00.	RESERVA	706,060,000
110.2.6.0.0.00.	USO DE RESERVA	706,060,000
110.2.6.0.1.00.	USO DE RESERVA	706,060,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	706,060,000

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia



fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	827,900
Administración	134,646,635
Enfermedad y Maternidad	1,109,345,807
Invalidez, Vejez y Muerte	1,372,083,000
Riesgos Profesionales	194,199,400
Fondo Complementario	58,959,000
SIACAP	311,910
Fideicomiso IRHE - INTEL	412,000
Total del Presupuesto de Funcionamiento	**2,870,785,652**
Inversión	
Remod. y Const. de Establecim. de Salud	244,417,000
Adquisición de Maquinaria y Equipos	36,000,000
Inversiones Financieras	1,284,153,348
Total del Presupuesto de Inversión	**1,564,570,348**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,435,356,000**

CAPÍTULO X
1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2014:

Ingresos Totales	7,395,800
Menos: Aumento de Reservas	
Ingresos Disponibles	7,395,800
Gastos	7,395,800

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	7,395,800
111.1.0.0.0.00.	INGRESOS CORRIENTES	6,085,800
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,085,800
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,685,000
111.1.2.3.1.00.	GOBIERNO CENTRAL	5,685,000
111.1.2.3.1.12.	MINISTERIO DE SALUD	5,685,000
111.2.0.0.0.00.	INGRESOS DE CAPITAL	1,310,000



111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,310,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,310,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	1,310,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	1,310,000

ARTÍCULO 69. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,444,600
Investigación en Salud Pública	3,641,200
Total del Presupuesto de Funcionamiento	**6,085,800**
Inversión	
Const. y Remodelac. de Instalaciones	250,000
Investigación	1,060,000
Total del Presupuesto de Inversión	**1,310,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,395,800**

CAPÍTULO XI
1.12 CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES

ARTÍCULO 70. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2014:

Ingresos Totales	1,168,700
Menos: Aumento de Reservas	
Ingresos Disponibles	1,168,700
Gastos	1,168,700

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

112.0.0.0.0.00.	CENTRO NACIONAL DE ESTUDIOS EN TECNICAS DE IMAGENES	1,168,700
112.1.0.0.0.00.	INGRESOS CORRIENTES	1,165,700
112.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,165,700
112.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,165,700
112.1.2.3.1.00.	GOBIERNO CENTRAL	1,165,700
112.1.2.3.1.12.	MINISTERIO DE SALUD	1,165,700
112.2.0.0.0.00.	INGRESOS DE CAPITAL	3,000
112.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,000
112.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,000
112.2.3.2.1.00.	GOBIERNO CENTRAL	3,000
112.2.3.2.1.12.	MINISTERIO DE SALUD	3,000



ARTÍCULO 72. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos del CENTRO NACIONAL DE ESTUDIOS EN TÉCNICAS DE IMÁGENES MOLECULARES para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo Científico Imag.Moleculares	1,165,700
Total del Presupuesto de Funcionamiento	**1,165,700**
Inversión	
Construcción del Edificio-CENETIM	3,000
Total del Presupuesto de Inversión	**3,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,168,700**

CAPÍTULO XII
1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2014:

Ingresos Totales	10,611,600
Menos: Aumento de Reservas	
Ingresos Disponibles	10,611,600
Gastos	10,611,600

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	10,611,600
114.1.0.0.0.00.	INGRESOS CORRIENTES	10,597,300
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,597,300
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,597,300
114.1.2.3.1.00.	GOBIERNO CENTRAL	10,597,300
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	10,597,300
114.2.0.0.0.00.	INGRESOS DE CAPITAL	14,300
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	14,300
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	14,300
114.2.3.2.1.00.	GOBIERNO CENTRAL	14,300
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	14,300

ARTÍCULO 75. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,327,100
Libre Competencia	765,900
Protección al Consumidor	2,504,300
Total del Presupuesto de Funcionamiento	**10,597,300**
Inversión	
Programa de Promoción de la Competencia	14,300
Total del Presupuesto de Inversión	**14,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,611,600**

CAPÍTULO XIII

1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 76. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2014:

Ingresos Totales	1,582,070
Menos: Aumento de Reservas	
Ingresos Disponibles	1,582,070
Gastos	1,582,070

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	1,582,070
115.1.0.0.0.00.	INGRESOS CORRIENTES	1,582,070
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,582,070
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,582,070
115.1.2.3.1.00.	GOBIERNO CENTRAL	1,582,070
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,582,070

ARTÍCULO 78. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,582,070
Total del Presupuesto de Funcionamiento	**1,582,070**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,582,070**



CAPÍTULO XIV
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2014:

Ingresos Totales	304,399,400
Menos: Aumento de Reservas	
Ingresos Disponibles	304,399,400
Gastos	304,399,400

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	304,399,400
120.1.0.0.0.00.	INGRESOS CORRIENTES	125,377,000
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	114,052,600
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	114,052,600
120.1.1.1.4.00.	SEGURO EDUCATIVO	114,052,600
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	114,052,600
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,324,400
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	825,200
120.1.2.3.7.00.	SECTOR PRIVADO	825,200
120.1.2.3.7.02.	PAPELERA ISTMEÑA	7,000
120.1.2.3.7.03.	OTRAS DONACIONES	818,200
120.1.2.4.0.00.	TASAS Y DERECHOS	3,180,200
120.1.2.4.2.00.	TASAS	3,180,200
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	3,180,200
120.1.2.6.0.00.	INGRESOS VARIOS	319,000
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	40,000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	279,000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,000,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,000,000
120.1.3.1.0.17.	A SECTOR PRIVADO	7,000,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	179,022,400
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	18,000,000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	18,000,000
120.2.1.3.7.00.	SECTOR PRIVADO	18,000,000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	18,000,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	150,259,600
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	150,259,600
120.2.3.2.1.00.	GOBIERNO CENTRAL	150,259,600
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	150,259,600
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	10,762,800
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	10,762,800
120.2.4.2.0.01.	SALDO DE CAPITAL	10,762,800



ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	24,548,244
Asistencia y Crédito Educativo	1,284,674
Planificación de Recursos Humanos	406,682
Total del Presupuesto de Funcionamiento	**26,239,600**
Inversión	
Crédito Educativo	19,000,000
Construcciones, Mej. y Equipamiento	13,022,400
Becas de Asistencia Educ y Auxilio Econ	245,637,400
Convenio Hewlett Packard	500,000
Total del Presupuesto de Inversión	**278,159,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**304,399,400**

CAPÍTULO XV
1.21 SECRETARÍA NACIONAL DE DISCAPACIDAD

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2014:

Ingresos Totales	7,099,210
Menos: Aumento de Reservas	
Ingresos Disponibles	7,099,210
Gastos	7,099,210

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARÍA NACIONAL DE DISCAPACIDAD	7,099,210
121.1.0.0.0.00.	INGRESOS CORRIENTES	5,107,510
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,107,510
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,107,510
121.1.2.3.1.00.	GOBIERNO CENTRAL	5,107,510
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	5,107,510
121.2.0.0.0.00.	INGRESOS DE CAPITAL	1,991,700
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,991,700
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,991,700
121.2.3.2.1.00.	GOBIERNO CENTRAL	1,991,700
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,991,700



ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,647,530
Equiparación de Oportunidades	2,459,980
Total del Presupuesto de Funcionamiento	**5,107,510**
Inversión	
Construcción, Mejoras, Equip. y Cap.	202,500
Equiparación de Oportunidades	1,789,200
Total del Presupuesto de Inversión	**1,991,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,099,210**

CAPÍTULO XVI
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 85. Para la ejecución de los programas de la funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2014:

Ingresos Totales	6,317,300
Menos: Aumento de Reservas	
Ingresos Disponibles	6,317,300
Gastos	6,317,300

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	6,317,300
124.1.0.0.0.00.	INGRESOS CORRIENTES	6,317,300
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,317,300
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,640,000
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,640,000
124.1.2.1.4.20.	SERVICIOS DE INSPECCIÓN DE ALIMENTOS	1,640,000
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,617,300
124.1.2.3.1.00.	GOBIERNO CENTRAL	4,617,300
124.1.2.3.1.12.	MINISTERIO DE SALUD	4,617,300
124.1.2.6.0.00.	INGRESOS VARIOS	60,000
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión apruébase el



presupuesto de gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,826,800
Protección y Seguridad Alimentaria	3,490,500
Total del Presupuesto de Funcionamiento	**6,317,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,317,300**

CAPÍTULO XVII
1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	12,475,100
Menos: Aumento de Reservas	
Ingresos Disponibles	12,475,100
Gastos	12,475,100

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	12,475,100
125.1.0.0.0.00.	INGRESOS CORRIENTES	9,800,400
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,800,400
125.1.2.1.0.00.	RENTA DE ACTIVOS	600,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,200,400
125.1.2.3.1.00.	GOBIERNO CENTRAL	9,200,400
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	9,200,400
125.2.0.0.0.00.	INGRESOS DE CAPITAL	2,674,700
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,674,700
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,674,700
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,074,700
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,074,700
125.2.3.2.8.00.	SECTOR EXTERNO	600,000
125.2.3.2.8.08.	DONACIONES VARIAS	600,000

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,083,836
Investigaciones Agropecuarias	5,716,564
Total del Presupuesto de Funcionamiento	**9,800,400**
Inversión	
Investigación e Innovación Agropecuaria	898,700
Investigación e innovación Agropecuaria	1,685,500
Crédito de Contingencia	90,500
Total del Presupuesto de Inversión	**2,674,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,475,100**

CAPÍTULO XVIII
1.26 AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	9,591,200
Menos: Aumento de Reservas	
Ingresos Disponibles	9,591,200
Gastos	9,591,200

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ	9,591,200
126.1.0.0.0.00.	INGRESOS CORRIENTES	8,425,200
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,425,200
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,550,200
126.1.2.3.1.00.	GOBIERNO CENTRAL	5,550,200
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,550,200
126.1.2.4.0.00.	TASAS Y DERECHOS	2,175,000
126.1.2.4.1.00.	DERECHOS	2,175,000
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2,175,000
126.1.2.6.0.00.	INGRESOS VARIOS	700,000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	700,000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	1,166,000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,166,000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,166,000
126.2.3.2.1.00.	GOBIERNO CENTRAL	800,000
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	800,000
126.2.3.2.8.00.	SECTOR EXTERNO	366,000
126.2.3.2.8.03.	DONACIÓN GEF- ARAP	366,000



ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admón. de los Recursos Acuáticos	3,712,100
Desarr. y Conserv. Rec. Acuáticos	4,713,100
Total del Presupuesto de Funcionamiento	**8,425,200**
Inversión	
Invest. y Desar. Recursos Acuáticos	1,166,000
Total del Presupuesto de Inversión	**1,166,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,591,200**

CAPÍTULO XIX
1.27 DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 94. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2014:

Ingresos Totales	5,630,800
Menos: Aumento de Reservas	
Ingresos Disponibles	5,630,800
Gastos	5,630,800

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	5,630,800
127.1.0.0.0.00.	INGRESOS CORRIENTES	3,393,300
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,393,300
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,393,300
127.1.2.3.1.00.	GOBIERNO CENTRAL	3,393,300
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3,393,300
127.2.0.0.0.00.	INGRESOS DE CAPITAL	2,237,500
127.2.2.0.0.00.	RECURSOS DEL CRÉDITO	1,750,000
127.2.2.2.0.00.	CRÉDITO EXTERNO	1,750,000
127.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	1,750,000
127.2.2.2.1.59.	BIRF - CONTRATACIONES PÚBLICAS	1,750,000
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	487,500
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	487,500
127.2.3.2.1.00.	GOBIERNO CENTRAL	487,500
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	487,500



ARTÍCULO 96. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Admon. y Regulac. de las Contrataciones	1,684,700
Admon.y Desarrollo de la Compras Gub.	1,708,600
Total del Presupuesto de Funcionamiento	**3,393,300**
Inversión	
Modernización de los Serv. de Cont. Púb.	2,237,500
Total del Presupuesto de Inversión	**2,237,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,630,800**

CAPÍTULO XX
1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 97. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2014:

Ingresos Totales	2,131,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,131,900
Gastos	2,131,900

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	2,131,900
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,931,900
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,931,900
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,931,900
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,931,900
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,931,900
128.2.0.0.0.00.	INGRESOS DE CAPITAL	200,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	200,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	200,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	200,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	200,000

ARTÍCULO 99. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS



Funcionamiento

Dirección y Administración General	1,134,900
Operaciones Jurídiccionales	797,000
Total del Presupuesto de Funcionamiento	**1,931,900**

Inversión

Modernización del Sistema Jurídico	200,000
Total del Presupuesto de Inversión	**200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,131,900**

CAPÍTULO XXI
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2014:

Ingresos Totales	21,455,100
Menos: Aumento de Reservas	
Ingresos Disponibles	21,455,100
Gastos	21,455,100

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	21,455,100
130.1.0.0.0.00.	INGRESOS CORRIENTES	17,073,100
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	17,073,100
130.1.2.1.0.00.	RENTA DE ACTIVOS	276,000
130.1.2.1.1.00.	ARRENDAMIENTOS	108,000
130.1.2.1.1.01.	ARRENDAMIENTOS	108,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	150,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	150,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	16,329,100
130.1.2.3.1.00.	GOBIERNO CENTRAL	16,329,100
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	16,329,100
130.1.2.4.0.00.	TASAS Y DERECHOS	300,000
130.1.2.4.1.00.	DERECHOS	300,000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	300,000
130.1.2.6.0.00.	INGRESOS VARIOS	168,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	168,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	4,382,000
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,382,000
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,382,000
130.2.3.2.1.00.	GOBIERNO CENTRAL	4,382,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	4,382,000



ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,950,900
Patrimonio Histórico	1,263,500
Extensión Cultural	3,285,080
Educación Artística	3,573,620
Total del Presupuesto de Funcionamiento	**17,073,100**
Inversión	
Mantenimiento y Restauraciones de Obras	4,382,000
Total del Presupuesto de Inversión	**4,382,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,455,100**

CAPÍTULO XXII
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2014:

Ingresos Totales	12,848,500
Menos: Aumento de Reservas	
Ingresos Disponibles	12,848,500
Gastos	12,848,500

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	12,848,500
131.1.0.0.0.00.	INGRESOS CORRIENTES	11,998,500
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	11,798,500
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	11,798,500
131.1.1.1.4.00.	SEGURO EDUCATIVO	11,798,500
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	11,798,500
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	200,000
131.1.2.6.0.00.	INGRESOS VARIOS	200,000
131.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	200,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	850,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	850,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	850,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	850,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	850,000

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el



presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,228,500
Operaciones de Radio y Televisión	5,403,400
Total del Presupuesto de Funcionamiento	**10,631,900**
Inversión	
Modernización de Radio y Telev. Estatal	2,216,600
Total del Presupuesto de Inversión	**2,216,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,848,500**

CAPÍTULO XXIII
1.32 SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA E INNOVACIÓN para la vigencia fiscal de 2014:

Ingresos Totales	50.238,000
Menos: Aumento de Reservas	
Ingresos Disponibles	50,238,000
Gastos	50,238,000

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARÍA NACIONAL DE CIENCIA, TECNOLOG. E INN.	50,238,000
132.1.0.0.0.00.	INGRESOS CORRIENTES	3,413,000
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,413,000
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,413,000
132.1.2.3.1.00.	GOBIERNO CENTRAL	3,413,000
132.1.2.3.1.03.	PRESIDENCIA	3,413,000
132.2.0.0.0.00.	INGRESOS DE CAPITAL	46,825,000
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,500,000
132.2.2.2.0.00.	CRÉDITO EXTERNO	3,500,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,500,000
132.2.2.2.1.11.	SENACYT-BID	3,500,000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	43,325,000
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	43,325,000
132.2.3.2.1.00.	GOBIERNO CENTRAL	43,325,000
132.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	43,325,000

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE CIENCIA, TECNOLOGÍA INNOVACIÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a



continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación	3,413,000
Total del Presupuesto de Funcionamiento	**3,413,000**
Inversión	
Ciencia y Tecnología	46,825,000
Total del Presupuesto de Inversión	**46,825,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**50,238,000**

CAPÍTULO XXIV
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2014:

Ingresos Totales	2,962,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,962,900
Gastos	2,962,900

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,962,900
133.1.0.0.0.00.	INGRESOS CORRIENTES	2,776,000
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,776,000
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,776,000
133.1.2.3.1.00.	GOBIERNO CENTRAL	2,776,000
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	2,776,000
133.2.0.0.0.00.	INGRESOS DE CAPITAL	186,900
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	186,900
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	186,900
133.2.3.2.1.00.	GOBIERNO CENTRAL	186,900
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	186,900

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,694,000
Equidad e Igualdad de Género	82,000
Total del Presupuesto de Funcionamiento	**2,776,000**
Inversión	



Construcción y Equipamiento	17,900
Desarrollo de Oportunidad para Mujeres	169,000
Total del Presupuesto de Inversión	**186,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,962,900**

CAPÍTULO XXV

1.34 SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2014:

Ingresos Totales	5,368,100
Menos: Aumento de Reservas	
Ingresos Disponibles	5,368,100
Gastos	5,368,100

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA	5,368,100
134.1.0.0.0.00.	INGRESOS CORRIENTES	4,889,700
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,889,700
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,889,700
134.1.2.3.1.00.	GOBIERNO CENTRAL	4,889,700
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	4,889,700
134.2.0.0.0.00.	INGRESOS DE CAPITAL	478,400
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	478,400
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	478,400
134.2.3.2.1.00.	GOBIERNO CENTRAL	478,400
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	478,400

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SECRETARÍA NACIONAL DE NIÑEZ, ADOLESCENCIA Y FAMILIA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,483,200
Prot. y Prom. Integral de Niñez y Adolec	2,406,500
Total del Presupuesto de Funcionamiento	**4,889,700**
Inversión	
Sistema de Protección Integral de Niñez	330,000
Impl. Derechos Niñez, Adolesc. Familia	148,400
Total del Presupuesto de Inversión	**478,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,368,100**



CAPÍTULO XXVI
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2014:

Ingresos Totales	83,462,100
Menos: Aumento de Reservas	
Ingresos Disponibles	83,462,100
Gastos	83,462,100

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	83,462,100
135.1.0.0.0.00.	INGRESOS CORRIENTES	16,212,100
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,212,100
135.1.2.1.0.00.	RENTA DE ACTIVOS	400,000
135.1.2.1.1.00.	ARRENDAMIENTOS	400,000
135.1.2.1.1.01.	ARRENDAMIENTOS	400,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,747,100
135.1.2.3.1.00.	GOBIERNO CENTRAL	15,747,100
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	15,747,100
135.1.2.6.0.00.	INGRESOS VARIOS	65,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	65,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	67,250,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	67,250,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	67,250,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	67,250,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	67,250,000

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,538,300
Fomento y Promoción del Deporte	6,770,800
Diseño Const. y Mant. de Obras e Inst.	2,517,500
Transferencias Varias	385,500
Total del Presupuesto de Funcionamiento	**16,212,100**
Inversión	
Construcciones y Mejoras	67,250,000
Total del Presupuesto de Inversión	**67,250,000**

64



TOTAL DEL PRESUPUESTO DE GASTOS 83,462,100

CAPÍTULO XXVII

1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 118. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2014:

Ingresos Totales	52,787,100
Menos: Aumento de Reservas	
Ingresos Disponibles	52,787,100
Gastos	52,787,100

ARTÍCULO 119. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACION PROFESIONAL Y CAP.	52,787,100
137.1.0.0.0.00.	INGRESOS CORRIENTES	36.528.800
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	36,378,800
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	36,378,800
137.1.1.1.4.00.	SEGURO EDUCATIVO	36,378,800
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	36,378,800
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	16,258,300
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	16,258,300
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	16,258,300
137.2.3.2.1.00.	GOBIERNO CENTRAL	16,258,300
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	16,258,300

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAI Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7.261,900
Formación de Recursos Humanos	5.296,800
Total del Presupuesto de Funcionamiento	**12,558,700**



Inversión

Construcciones y Mejoras a Obras	1,950,000
Equipamiento de Centros y Subcentros	3,000,000
Granjas Sostenibles	590,000
Sistema de Formación Profesional - Dual	3,300,000
Formación y Capacitación Desarrollo H.	27,675,000
Fortalecimiento Institucional	3,713,400
Total del Presupuesto de Inversión	**40,228,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**52,787,100**

CAPÍTULO XXVIII
1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2014:

Ingresos Totales	32,583,900
Menos: Aumento de Reservas	
Ingresos Disponibles	32,583,900
Gastos	32,583,900

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	32,583,900
140.1.0.0.0.00.	INGRESOS CORRIENTES	30,953,900
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	30,953,900
140.1.2.1.0.00.	RENTA DE ACTIVOS	274,500
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	268,000
140.1.2.1.3.09.	TALLERES ARTESANALES	250,000
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	2,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	30,224,400
140.1.2.3.1.00.	GOBIERNO CENTRAL	30,219,400
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	30,219,400
140.1.2.3.6.00.	MUNICIPIOS	5,000
140.1.2.3.6.01.	PANAMÁ	5,000
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000



140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,630,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,330,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,330,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1,330,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,330,000
140.2.4.0.0.00.	SALDO EN CAJA Y BANCO	300,000
140.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	300,000
140.2.4.2.0.01.	SALDO DE CAPITAL	300,000

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,959,456
Servicios de Habilitación	21,616,193
Servicio de Apoyo	1,948,071
Producción y Capacitación Laboral	872,980
Transferencias Varias	557,200
Total del Presupuesto de Funcionamiento	**30,953,900**
Inversión	
Construcciones y Reparaciones	1,030,000
Suministros y Equipamiento	600,000
Total del Presupuesto de Inversión	**1,630,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,583,900**

CAPÍTULO XXIX
1.41 AUTORIDAD DE PASAPORTES DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE PASAPORTES DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	7,021,500
Menos: Aumento de Reservas	
Ingresos Disponibles	7,021,500
Gastos	7,021,500

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

141.0.0.0.0.00.	AUTORIDAD DE PASAPORTES DE PANAMÁ	7,021,500
141.1.0.0.0.00.	INGRESOS CORRIENTES	4,521,500



141.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,521,500
141.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,392,500
141.1.2.3.1.00.	GOBIERNO CENTRAL	4,392,500
141.1.2.3.1.17.	MINISTERIO DE GOBIERNO	4,392,500
141.1.2.6.0.00.	INGRESOS VARIOS	129,000
141.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	54,000
141.1.2.6.0.99.	OTROS INGRESOS VARIOS	75,000
141.2.0.0.0.00.	INGRESOS DE CAPITAL	2,500,000
141.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
141.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
141.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
141.2.3.2.1.17.	MINISTERIO DE GOBIERNO	2,500,000

ARTÍCULO 126. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del AUTORIDAD DE PASAPORTES DE PANAMÁ para vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,956,000
Expedición y Autorización de Pasaporte	565,500
Total del Presupuesto de Funcionamiento	**4,521,500**
Inversión	
Modernización y Actualización Pasaporte	2,500,000
Total del Presupuesto de Inversión	**2,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,021,500**

CAPÍTULO XXX
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2014:

Ingresos Totales	10,970,000
Menos: Aumento de Reservas	
Ingresos Disponibles	10,970,000
Gastos	10,970,000

ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	10,970,000
142.1.0.0.0.00.	INGRESOS CORRIENTES	10,970,000
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	9,832,100
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	9,832,100



142.1.1.1.4.00.	SEGURO EDUCATIVO	9,832,100
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	9,832,100
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,137,900
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,116,000
142.1.2.3.7.00.	SECTOR PRIVADO	1,116,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	1,116,000
142.1.2.6.0.00.	INGRESOS VARIOS	21,900
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	21,900

ARTÍCULO 129. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,620,300
Promoción y Fortalecimiento	5,809,700
Total del Presupuesto de Funcionamiento	**10,430,000**
Inversión	
Construcción	540,000
Total del Presupuesto de Inversión	**540,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,970,000**

CAPÍTULO XXXI
1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	52,000,000
Menos: Aumento de Reservas	
Ingresos Disponibles	52,000,000
Gastos	52,000,000

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	52,000,000
145.1.0.0.0.00.	INGRESOS CORRIENTES	51,000,000
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	31,500,000
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	31,500,000
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	31,500,000
145.1.1.2.4.03.	PASAJE AÉREO	11,800,000
145.1.1.2.4.04.	HOSPEDAJES	19,700,000
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	19,500,000



145.1.2.1.0.00.	RENTA DE ACTIVOS	1,950,000
145.1.2.1.1.00.	ARRENDAMIENTOS	1,950,000
145.1.2.1.1.01.	ARRENDAMIENTOS	1,950,000
145.1.2.4.0.00.	TASAS Y DERECHOS	17,250,000
145.1.2.4.2.00.	TASAS	17,250,000
145.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO (25%)	17,250,000
145.1.2.6.0.00.	INGRESOS VARIOS	300,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	300,000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,773,400
Fomento del Turismo	7,327,900
Transferencias Varias	558,000
Total del Presupuesto de Funcionamiento	**20,659,300**
Inversión	
Promoción Turística	31,340,700
Total del Presupuesto de Inversión	**31,340,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**52,000,000**

CAPÍTULO XXXII

1.46 AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2014:

Ingresos Totales	25,063,960
Menos: Aumento de Reservas	
Ingresos Disponibles	25,063,960
Gastos	25,063,960

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



146.0.0.0.0.00.	AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL	25,063,960
146.1.0.0.0.00.	INGRESOS CORRIENTES	6,252,960
146.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,252,960
146.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,252,960
146.1.2.3.1.00.	GOBIERNO CENTRAL	6,252,960
146.1.2.3.1.03.	PRESIDENCIA	6,252,960
146.2.0.0.0.00.	INGRESOS DE CAPITAL	18,811,000
146.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	18,811,000
146.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	18,811,000
146.2.3.2.1.00.	GOBIERNO CENTRAL	18,811,000
146.2.3.2.1.03.	PRESIDENCIA DE LA REPÚBLICA	18,811,000

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL PARA LA INNOVACIÓN GUBERNAMENTAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,644,260
Modernización de la Gestión Pública	2,608,700
Total del Presupuesto de Funcionamiento	**6,252,960**
Inversión	
Mejoras, Instalación y Equipamento	18,811,000
Total del Presupuesto de Inversión	**18,811,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**25,063,960**

CAPÍTULO XXXIII
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	60,416,389
Menos: Aumento de Reservas	
Ingresos Disponibles	60,416,389
Gastos	60,416,389

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	60,416,389
148.1.0.0.0.00.	INGRESOS CORRIENTES	60,358,389
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	55,358,389
148.1.2.4.0.00.	TASAS Y DERECHOS	52,358,389
148.1.2.4.1.00.	DERECHOS	52,358,389



148.1.2.4.1.58.	DERECHO DE REGISTRO	45,403,256
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	4,900,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	2,055,133
148.1.2.6.0.00.	INGRESOS VARIOS	3,000,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,000,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	5,000,000
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	5,000,000
148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	5,000,000
148.2.0.0.0.00.	INGRESOS DE CAPITAL	58,000
148.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	58,000
148.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	58,000
148.2.3.2.8.00.	SECTOR EXTERNO	58,000
148.2.3.2.8.48.	SECTOR EXTERNO	58,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,639,598
Operaciones de Registro Público	5,953,920
Archivos Nacionales	717,671
Tansferencias Varias	34,105,200
Total del Presupuesto de Funcionamiento	**47,416,389**
Inversión	
Edificaciones	5,081,250
Equipo de Informática	7,918,750
Total del Presupuesto de Inversión	**13,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**60,416,389**

CAPÍTULO XXXIV
1.50 AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2014:

Ingresos Totales	3,375,000
Menos: Aumento de Reservas	
Ingresos Disponibles	3,375,000
Gastos	3,375,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

150.0.0.0.0.00.	AUTORIDAD NAL. DE TRANSPARENCIA Y ACCESO A LA INF.	3,375,000



150.1.0.0.0.00.	INGRESOS CORRIENTES	3,375,000
150.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,375,000
150.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,375,000
150.1.2.3.1.00.	GOBIERNO CENTRAL	3,375,000
150.1.2.3.1.03.	PRESIDENCIA	3,375,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE TRANSPARENCIA Y ACCESO A LA INFORMACIÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,375,000
Total del Presupuesto de Funcionamiento	**3,375,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,375,000**

CAPÍTULO XXXV
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2014:

Ingresos Totales	40,352,800
Menos: Aumento de Reservas	
Ingresos Disponibles	40,352,800
Gastos	40,352,800

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	40,352,800
187.1.0.0.0.00.	INGRESOS CORRIENTES	35,942,600
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	35,942,600
187.1.2.1.0.00.	RENTA DE ACTIVOS	831,400
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	831,400
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	83,400
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	748,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	32,302,700
187.1.2.3.1.00.	GOBIERNO CENTRAL	32,302,700
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	32,302,700
187.1.2.4.0.00.	TASAS Y DERECHOS	2,549,900
187.1.2.4.1.00.	DERECHOS	2,482,900
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	23,200
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	541,400
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	1,918,300



187.1.2.4.2.00.	TASAS	67,000
187.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	11,100
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	55,900
187.1.2.6.0.00.	INGRESOS VARIOS	258,600
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	232,800
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	25,800
187.2.0.0.0.00.	INGRESOS DE CAPITAL	4,410,200
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,410,200
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,410,200
187.2.3.2.1.00.	GOBIERNO CENTRAL	4,410,200
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	4,410,200

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,837,100
Educación Superior	23,817,700
Investigación	287,800
Total del Presupuesto de Funcionamiento	**35,942,600**
Inversión	
Construcción y Rehabilitación	758,900
Equipamiento	250,000
Investigación	3,401,300
Total del Presupuesto de Inversión	**4,410,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,352,800**

CAPÍTULO XXXVI
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	182,219,700
Menos: Aumento de Reservas	
Ingresos Disponibles	182,219,700
Gastos	182,219,700

ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	182,219,700



190.1.0.0.0.00.	INGRESOS CORRIENTES	179,089,700
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	179,089,700
190.1.2.1.0.00.	RENTA DE ACTIVOS	8,593,600
190.1.2.1.1.00.	ARRENDAMIENTOS	600,000
190.1.2.1.1.01.	ARRENDAMIENTOS	600,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,840,600
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	2,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,300,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	2,528,600
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	10,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	4,153,000
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	4,153,000
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	154,959,500
190.1.2.3.1.00.	GOBIERNO CENTRAL	154,734,500
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	154,734,500
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	225,000
190.1.2.3.2.06.	AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS	225,000
190.1.2.4.0.00.	TASAS Y DERECHOS	9,731,600
190.1.2.4.1.00.	DERECHOS	8,931,600
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	65,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,373,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	6,493,600
190.1.2.4.2.00.	TASAS	800,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	650,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	90,000
190.1.2.6.0.00.	INGRESOS VARIOS	5,805,000
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,625,000
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	180,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	3,130,000
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,130,000
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,130,000
190.2.3.2.1.00.	GOBIERNO CENTRAL	3,130,000
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,130,000

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	57,078,800
Educación Superior.	110,465,200
Investigación	8,804,400
Extensión Cultural	2,740,700
Transferencias Varias	600
Total del Presupuesto de Funcionamiento	**179,089,700**
Inversión	



Construcciones y Equipamiento	3,050,100
Seguimiento a Proyectos de Inversión	79,900
Total del Presupuesto de Inversión	**3,130,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**182,219,700**

CAPÍTULO XXXVII

1.91 UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	7,291,200
Menos: Aumento de Reservas	
Ingresos Disponibles	7,291,200
Gastos	7,291,200

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,291,200
191.1.0.0.0.00.	INGRESOS CORRIENTES	6,701,400
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,701,400
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,201,400
191.1.2.3.1.00.	GOBIERNO CENTRAL	2,001,400
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	2,001,400
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,200,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE AMP	2,200,000
191.1.2.4.0.00.	TASAS Y DERECHOS	2,300,000
191.1.2.4.1.00.	DERECHOS	2,300,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,300,000
191.1.2.6.0.00.	INGRESOS VARIOS	200,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	200,000
191.2.0.0.0.00.	INGRESOS DE CAPITAL	589,800
191.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	589,800
191.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	589,800
191.2.3.2.1.00.	GOBIERNO CENTRAL	589,800
191.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	589,800

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,269,100



Educación Superior	3,335,200
Investigación Postgrado y Extención	97,100
Total del Presupuesto de Funcionamiento	**6,701,400**
Inversión	
Rehabilitación de Edificio	207,500
Instalación de Laboratorios/Simuladores	171,300
Equipamiento	66,000
Innovación Tecnológica	50,000
Gestión de Conocimiento	95,000
Total del Presupuesto de Inversión	**589,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,291,200**

CAPÍTULO XXXVIII
1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2014:

Ingresos Totales	16,307,500
Menos: Aumento de Reservas	
Ingresos Disponibles	16,307,500
Gastos	16,307,500

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	16,307,500
193.1.0.0.0.00.	INGRESOS CORRIENTES	14,571,500
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,571,500
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	11,514,100
193.1.2.3.1.00.	GOBIERNO CENTRAL	11,514,100
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	11,514,100
193.1.2.4.0.00.	TASAS Y DERECHOS	1,900,000
193.1.2.4.1.00.	DERECHOS	1,900,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,900,000
193.1.2.6.0.00.	INGRESOS VARIOS	1,157,400
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1,142,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,736,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,736,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,736,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,736,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,736,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS



AMÉRICAS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,885,700
Educación Superior	7,685,800
Total del Presupuesto de Funcionamiento	**14,571,500**
Inversión	
Remodelaciones	650,000
Construcciones	937,500
Equipam. de Labora. y Clínica Interdisc.	148,500
Total del Presupuesto de Inversión	**1,736,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,307,500**

CAPÍTULO XXXIX
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	74,507,349
Menos: Aumento de Reservas	
Ingresos Disponibles	74,507,349
Gastos	74,507,349

ARTÍCULO 155. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	74,507,349
195.1.0.0.0.00.	INGRESOS CORRIENTES	71,977,849
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	71,977,849
195.1.2.1.0.00.	RENTA DE ACTIVOS	7,029.000
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	7,029,000
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	670.000
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	6,359,000
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	60,346,849
195.1.2.3.1.00.	GOBIERNO CENTRAL	60,346,849
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	60,346,849
195.1.2.4.0.00.	TASAS Y DERECHOS	3,273,000
195.1.2.4.1.00.	DERECHOS	2,912,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,870,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	42,000
195.1.2.4.2.00.	TASAS	361,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	361,000



195.1.2.6.0.00.	INGRESOS VARIOS	1,329,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,329,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	2,529,500
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,779,500
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,779,500
195.2.3.2.1.00.	GOBIERNO CENTRAL	1,779,500
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,779,500
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	750,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	750,000
195.2.4.2.0.01.	SALDO DE CAPITAL	750,000

ARTÍCULO 156. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	21,669,010
Educación Superior Tecnológica	43,223,394
Investigación, Post-Grado y Extensión	7,085,445
Total del Presupuesto de Funcionamiento	**71,977,849**
Inversión	
Construcciones Educativas	1,838,050
Mobiliario, Libros y Equipo Educacional	691,450
Total del Presupuesto de Inversión	**2,529,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**74,507,349**

CAPÍTULO XL
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 157. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2014:

Ingresos Totales	458,028
Menos: Aumento de Reservas	-
Ingresos Disponibles	458,028
Gastos	458,028

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	458,028
197.1.0.0.0.00.	INGRESOS CORRIENTES	458,028
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	458,028
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	393,028



197.1.2.3.1.00.	GOBIERNO CENTRAL	393,028
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	393,028
197.1.2.4.0.00.	TASAS Y DERECHOS	64,900
197.1.2.4.2.00.	TASAS	64,900
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	60,000
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	4,900
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100

ARTÍCULO 159. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2014 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	458,028
Total del Presupuesto de Funcionamiento	**458,028**
TOTAL DEL PRESUPUESTO DE GASTOS	**458,028**





TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 160. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2014 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**1,136,127,644**	**277,830,900**	**1,413,958,544**	**864,709,405**	**549,249,139**	**1,413,958,544**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	335,442,700	33,572,800	369,015,500	183,435,500	185,580,000	369,015,500
AUTORIDAD MARÍTIMA DE PANAMÁ	155,616,800	0	155,616,800	131,367,800	24,249,000	155,616,800
BINGOS NACIONALES	833,810	0	833,810	829,210	4,600	833,810
AUTORIDAD AERONÁUTICA CIVIL	31,195,728	6,901,500	38,097,228	24,644,485	13,452,743	38,097,228
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	158,821,300	127,223,600	286,044,900	111,761,000	174,283,900	286,044,900
INSTITUTO DE MERCADEO AGROPECUARIO	6,683,700	32,927,800	39,611,500	6,320,600	33,290,900	39,611,500
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	6,158,687	6,000,000	12,158,687	6,120,437	6,038,250	12,158,687
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,490,000	0	2,490,000	2,240,000	250,000	2,490,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	67,213,024	49,741,800	116,954,824	42,459,528	74,495,296	116,954,824
LOTERÍA NACIONAL DE BENEFICENCIA	211,820,700	0	211,820,700	208,927,100	2,893,600	211,820,700
ZONA LIBRE DE COLÓN	84,842,000	5,300,000	90,142,000	72,743,000	17,399,000	90,142,000
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	7,241,975	3,263,400	10,505,375	7,193,325	3,312,050	10,505,375
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	67,767,220	12,900,000	80,667,220	66,667,420	13,999,800	80,667,220

ARTÍCULO 161. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2014, cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**466,715,043**	**124,823,537**	**224,826,700**	**6,700,000**	**41,644,125**	**864,709,405**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	58,582,500	82,603,000	0	4,500,000	37,750,000	183,435,500
AUTORIDAD MARÍTIMA DE PANAMÁ	37,370,500	11,578,600	80,000,000	2,200,000	218,700	131,367,800
BINGOS NACIONALES	816,010	13,200	0	0	0	829,210
AUTORIDAD AERONÁUTICA CIVIL	22,717,332	1,546,780	0	0	380,373	24,644,485
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	110,598,600	966,100	0	0	196,300	111,761,000
INSTITUTO DE MERCADEO AGROPECUARIO	6,118,000	202,600	0	0	0	6,320,600
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	4,946,759	1,173,678	0	0	0	6,120,437
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,017,500	222,500	0	0	0	2,240,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	25,464,776	14,650,800	0	0	2,343,952	42,459,528
LOTERÍA NACIONAL DE BENEFICENCIA	109,614,500	5,602,500	93,710,100	0	0	208,927,100
ZONA LIBRE DE COLÓN	18,044,300	3,187,300	51,116,600	0	394,800	72,743,000
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	6,284,746	908,579	0	0	0	7,193,325
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	64,139,520	2,167,900	0	0	360,000	66,667,420

1/ Aporte al fisco incluye impuestos



ARTÍCULO 162. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	492,577,685	37,875,458	0	18,795,996	549,249,139
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	184,000,000	1,580,000	0	0	185,580,000
AUTORIDAD MARÍTIMA DE PANAMÁ	20,293,600	960,800	0	2,994,600	24,249,000
BINGOS NACIONALES	0	4,600	0	0	4,600
AUTORIDAD AERONÁUTICA CIVIL	12,055,503	81,450	0	1,315,790	13,452,743
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	140,223,600	33,209,800	0	850,500	174,283,900
INSTITUTO DE MERCADEO AGROPECUARIO	32,927,800	123,100	0	240,000	33,290,900
EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	6,000,000	38,250	0	0	6,038,250
EMPRESA NACIONAL DE AUTOPISTAS, S.A.	0	250,000	0	0	250,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	67,213,782	69,408	0	7,212,106	74,495,296
LOTERÍA NACIONAL DE BENEFICENCIA	1,800,000	1,093,600	0	0	2,893,600
ZONA LIBRE DE COLÓN	11,900,000	216,000	0	5,283,000	17,399,000
AGENCIA DEL ÁREA PANAMÁ PACÍFICO	3,263,400	48,650	0	0	3,312,050
AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	12,900,000	199,800	0	900,000	13,999,800

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2014:

Ingresos Totales	369,015,500
Menos: Aumento de Reservas	
Ingresos Disponibles	369,015,500
Gastos	369,015,500

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	369,015,500
202.1.0.0.0.00.	INGRESOS CORRIENTES	335,442,700
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	335,442,700
202.1.2.1.0.00.	RENTA DE ACTIVOS	42,983,000
202.1.2.1.1.00.	ARRENDAMIENTOS	5,580,800
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	5,580,800
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	11,899,100



202.1.2.1.3.04.	VENTA DE ENERGÍA	3,870,700
202.1.2.1.3.07.	AGUA	54,700
202.1.2.1.3.11.	COMBUSTIBLE	7,973,700
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	25,503,100
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	5,000
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	13,966,000
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	207,200
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	10,895,500
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	429,400
202.1.2.4.0.00.	TASAS Y DERECHOS	111,825,700
202.1.2.4.1.00.	DERECHOS	100,396,700
202.1.2.4.1.17.	USO DE AEROPUERTOS	63,434,800
202.1.2.4.1.45.	OTRAS CONCESIONES	36,961,900
202.1.2.4.2.00.	TASAS	11,429,000
202.1.2.4.2.24.	TASA DE SERVICIO AEROPORTUARIO	11,429,000
202.1.2.6.0.00.	INGRESOS VARIOS	180,634,000
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	634,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	180,000,000
202.2.0.0.0.00.	INGRESOS DE CAPITAL	33,572,800
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	33,572,800
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	33,572,800
202.2.4.2.0.01.	SALDO DE CAPITAL	33,572,800

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	149,185,253
Operaciones Aeroportuarias	35,830,247
Total del Presupuesto de Funcionamiento	**185,015,500**
Inversión	
Ampliación y Remodelación	152,409,000
Plan de Expansión	31,591,000
Total del Presupuesto de Inversión	**184,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**369,015,500**

CAPÍTULO III
2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	155,616,800
Menos: Aumento de Reservas	
Ingresos Disponibles	155,616,800



Gastos 155,616,800

ARTÍCULO 167. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	155,616,800
203.1.0.0.0.00.	INGRESOS CORRIENTES	155,616,800
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	32,927,000
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	32,927,000
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	32,927,000
203.1.1.1.2.03.	IMPUESTOS DE NAVES	32,927,000
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	122,689,800
203.1.2.1.0.00.	RENTA DE ACTIVOS	13,600,000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	13,600,000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	6,700,000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	6,900,000
203.1.2.4.0.00.	TASAS Y DERECHOS	102,190,000
203.1.2.4.1.00.	DERECHOS	41,719,900
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	5,045,000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	36,674,900
203.1.2.4.2.00.	TASAS	60,470,100
203.1.2.4.2.07.	FAROS Y BOYAS	7,000,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,700,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	6,100,400
203.1.2.4.2.55.	ARQUEO Y AVALÚO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	6,385,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	19,700,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	5,625,000
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	7,459,700
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	400,000
203.1.2.6.0.00.	INGRESOS VARIOS	6,899,800
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	2,957,000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,975,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1,967,800

ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,758,864
Servicios de la Act. Marítima	11,892,342
Servicios Portuarios	7,929,094
Transferencias	96,742,900
Total del Presupuesto de Funcionamiento	**135,323,200**
Inversión	
Estudios, Avaluos y Diseños	8,519,600



Adquisición de Equipo y Consultorías	5,060,000
Puertos	6,714,000
Total del Presupuesto de Inversión	**20,293,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**155,616,800**

CAPÍTULO IV
2.08 BINGOS NACIONALES

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2014:

Ingresos Totales	833,810
Menos: Aumento de Reservas	
Ingresos Disponibles	833,810
Gastos	833,810

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	833,810
208.1.0.0.0.00.	INGRESOS CORRIENTES	833,810
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	833,810
208.1.2.1.0.00.	RENTA DE ACTIVOS	540,900
208.1.2.1.1.00.	ARRENDAMIENTOS	32,300
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	32,300
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	508,600
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	508,600
208.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	150,110
208.1.2.3.1.00.	GOBIERNO CENTRAL	150,110
208.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	150.110
208.1.2.6.0.00.	INGRESOS VARIOS	142,800
208.1.2.6.0.99.	OTROS INGRESOS VARIOS	142,800

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	174,601
Administración de Bingos	659,209
Total del Presupuesto de Funcionamiento	**833,810**
TOTAL DEL PRESUPUESTO DE GASTOS	**833,810**



CAPÍTULO V
2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2014:

Ingresos Totales	38,097,228
Menos: Aumento de Reservas	
Ingresos Disponibles	38,097,228
Gastos	38,097,228

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	38,097,228
238.1.0.0.0.00.	INGRESOS CORRIENTES	31,195,728
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	31,195,728
238.1.2.1.0.00.	RENTA DE ACTIVOS	19,660,000
238.1.2.1.1.00.	ARRENDAMIENTOS	1,200,000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	1,200,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	60,000
238.1.2.1.3.11.	COMBUSTIBLE	60,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	18,400,000
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	200,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	200,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	18,000,000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	8,585,728
238.1.2.3.1.00.	GOBIERNO CENTRAL	4,085,728
238.1.2.3.1.17.	MINISTERIO DE GOBIERNO	4,085,728
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	4,500,000
238.1.2.3.3.02.	AERO. INTERNAL. TOCUMEN, S.A.	4,500,000
238.1.2.4.0.00.	TASAS Y DERECHOS	2,000,000
238.1.2.4.1.00.	DERECHOS	2,000,000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1,000,000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,000,000
238.1.2.6.0.00.	INGRESOS VARIOS	950,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	200,000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	350,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	400,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	6,901,500
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,901,500
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,901,500
238.2.3.2.1.00.	GOBIERNO CENTRAL	6,901,500
238.2.3.2.1.17.	MINISTERIO DE GOBIERNO	6,901,500



ARTÍCULO 174. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,748,953
Servicios Aeronáuticos	6,257,196
Operación de Aeropuertos	5,083,135
Transferencias Varias	1,256,278
Operaciones Financieras	1,696,163
Total del Presupuesto de Funcionamiento	**26,041,725**
Inversión	
Adquisición y Rehabilitación de Equipo	6,158,003
Rehabil. y Mantenim. Aeroportuario	5,897,500
Total del Presupuesto de Inversión	**12,055,503**
TOTAL DEL PRESUPUESTO DE GASTOS	**38,097,228**

CAPÍTULO VI
2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2014:

Ingresos Totales	286,044,900
Menos: Aumento de Reservas	
Ingresos Disponibles	286,044,900
Gastos	286,044,900

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	286,044,900
266.1.0.0.0.00.	INGRESOS CORRIENTES	158,821,300
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	158,821,300
266.1.2.1.0.00.	RENTA DE ACTIVOS	90,000,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000,000
266.1.2.1.3.07.	AGUA	90,000,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	30,116,800
266.1.2.3.1.00.	GOBIERNO CENTRAL	30,116,800
266.1.2.3.1.12.	MINISTERIO DE SALUD	30,116,800
266.1.2.4.0.00.	TASAS Y DERECHOS	20,000,000
266.1.2.4.1.00.	DERECHOS	20,000,000
266.1.2.4.1.19.	SERVICIO DE ALCANTARILLADO	20,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	700,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	700,000



266.1.2.6.0.00.	INGRESOS VARIOS	18,004,500
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	12,010,500
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,994,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	127,223,600
266.2.2.0.0.00.	RECURSOS DEL CRÉDITO	77,223,600
266.2.2.2.0.00.	CRÉDITO EXTERNO	77,223,600
266.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	77,223,600
266.2.2.2.1.14.	CAF-IDAAN	45,000,000
266.2.2.2.1.60.	BANCO MUNDIAL 7877-PA-IDAAN	11,223,600
266.2.2.2.1.67.	BID 2367/OC-PN IDAAN	21,000,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	50,000,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	50,000,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	50,000,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	50,000,000

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,675,984
Dotación de Agua y Alcant. Sanitario	101,393,539
Comercialización	3,730,511
Servicios Regionales	20,974,466
Operaciones Financieras	1,046,800
Total del Presupuesto de Funcionamiento	**145,821,300**
Inversión	
Desarrollo del Sistema de Agua	101,273,100
Desarrollo de Sist. Alcantarillado	32,950,500
Inversiones Complementarias	6,000,000
Total del Presupuesto de Inversión	**140,223,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**286,044,900**

CAPÍTULO VII
2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2014:

Ingresos Totales	39,611,500
Menos: Aumento de Reservas	
Ingresos Disponibles	39,611,500
Gastos	39,611,500



ARTÍCULO 179. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	39,611,500
270.1.0.0.0.00.	INGRESOS CORRIENTES	6,683,700
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,683,700
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,073,700
270.1.2.3.1.00.	GOBIERNO CENTRAL	6,073,700
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	6,073,700
270.1.2.6.0.00.	INGRESOS VARIOS	610,000
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	610,000
270.2.0.0.0.00.	INGRESOS DE CAPITAL	32,927,800
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	32,527,800
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	32,527,800
270.2.3.2.1.00.	GOBIERNO CENTRAL	32,527,800
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	32,527,800
270.2.4.0.0.00.	SALDO EN CAJA Y BANCO	400,000
270.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	400,000
270.2.4.2.0.01.	SALDO DE CAPITAL	400,000

ARTÍCULO 180. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,004,470
Apoyo a la Comercialización	3,439,230
Operaciones Financieras	240,000
Total del Presupuesto de Funcionamiento	**6,683,700**
Inversión	
Comercialización	32,400,000
Modernización Serv. Agropecuarios	527,800
Total del Presupuesto de Inversión	**32,927,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,611,500**

CAPÍTULO VIII
2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 181. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2014:

Ingresos Totales	12,158,687
Menos: Aumento de Reservas	
Ingresos Disponibles	12,158,687
Gastos	12,158,687



ARTÍCULO 182. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACIÓN ELÉCTRICA, S.A.	12,158,687
273.1.0.0.0.00.	INGRESOS CORRIENTES	6,158,687
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,158,687
273.1.2.1.0.00.	RENTA DE ACTIVOS	1,000,000
273.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1,000,000
273.1.2.1.3.04.	VENTA DE ENERGÍA	1,000,000
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,158,687
273.1.2.3.1.00.	GOBIERNO CENTRAL	5,158,687
273.1.2.3.1.16.	TRANSFERENCIA CORRIENTE MEF	5,158,687
273.2.0.0.0.00.	INGRESOS DE CAPITAL	6,000,000
273.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	6,000,000
273.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	6,000,000
273.2.3.2.1.00.	GOBIERNO CENTRAL	6,000,000
273.2.3.2.1.16.	MEF	6,000,000

ARTÍCULO 183. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,158,687
Transferencias Varias	1,000,000
Total del Presupuesto de Funcionamiento	**6,158,687**
Inversión	
Construcción y Mantenimiento	6,000,000
Total del Presupuesto de Inversión	**6,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,158,687**

CAPÍTULO IX
2.75 EMPRESA NACIONAL DE AUTOPISTAS, S.A.

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2014:

Ingresos Totales	2,490,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,490,000
Gastos	2,490,000

ARTÍCULO 185. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



275.0.0.0.0.00.	EMPRESA NACIONAL DE AUTOPISTAS, S.A.	2,490,000
275.1.0.0.0.00.	INGRESOS CORRIENTES	2,490,000
275.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,490,000
275.1.2.6.0.00.	INGRESOS VARIOS	2,490,000
275.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,490,000

ARTÍCULO 186. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA NACIONAL DE AUTOPISTAS, S.A. para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,490,000
Total del Presupuesto de Funcionamiento	**2,490,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,490,000**

CAPÍTULO X
2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2014:

Ingresos Totales	116,954,824
Menos: Aumento de Reservas	
Ingresos Disponibles	116,954,824
Gastos	116,954,824

ARTÍCULO 188. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.	116,954,824
278.1.0.0.0.00.	INGRESOS CORRIENTES	67,213,024
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	67,213,024
278.1.2.4.0.00.	TASAS Y DERECHOS	66,013,024
278.1.2.4.2.00.	TASAS	66,013,024
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	66,013,024
278.1.2.6.0.00.	INGRESOS VARIOS	1,200,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,200,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	49,741,800
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	6,000,000
278.2.2.1.0.00.	CRÉDITO INTERNO	6,000,000
278.2.2.1.4.00.	PRÉSTAMOS	6,000,000
278.2.2.1.4.15.	CAJA DE AHORROS	6,000,000
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,000,000
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,000,000



278.2.3.2.1.00.	GOBIERNO CENTRAL	4,000,000
278.2.3.2.1.16.	MEF	4,000,000
278.2.4.0.0.00.	SALDO EN CAJA Y BANCO	39,741,800
278.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	39,741,800
278.2.4.2.0.01.	SALDO DE CAPITAL	39,741,800

ARTÍCULO 189. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	35,960,668
Operación Integrada	13,780,374
Total del Presupuesto de Funcionamiento	**49,741,042**
Inversión	
Transmisión	59,452,319
Fortalec. de Otras Inv. de Etesa	7,761,463
Total del Presupuesto de Inversión	**67,213,782**
TOTAL DEL PRESUPUESTO DE GASTOS	**116,954,824**

CAPÍTULO XI
2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2014:

Ingresos Totales	211,820,700
Menos: Aumento de Reservas	
Ingresos Disponibles	211,820,700
Gastos	211,820,700

ARTÍCULO 191. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	211,820,700
282.1.0.0.0.00.	INGRESOS CORRIENTES	211,820,700
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	211,820,700
282.1.2.1.0.00.	RENTA DE ACTIVOS	198,215,700
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	198,215,700
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	168,888,400
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	29,327,300
282.1.2.6.0.00.	INGRESOS VARIOS	13,605,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,605,000



ARTÍCULO 192. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	18,379,351
Administración de Billetes	92,652,749
Transferencias	98,988,600
Total del Presupuesto de Funcionamiento	**210,020,700**
Inversión	
Infraestructura	1,800,000
Total del Presupuesto de Inversión	**1,800,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**211,820,700**

CAPÍTULO XII
2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2014:

Ingresos Totales	90,142,000
Menos: Aumento de Reservas	
Ingresos Disponibles	90,142,000
Gastos	90,142,000

ARTÍCULO 194. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	90,142,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	84,842,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	84,770,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	63,641,000
296.1.2.1.1.00.	ARRENDAMIENTOS	35,100,000
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	3,600,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	31,500,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	13,005,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	13,005,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,536,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,536,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	14,000,000
296.1.2.4.0.00.	TASAS Y DERECHOS	20,838,000
296.1.2.4.2.00.	TASAS	20,838,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	402,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNÉS	504,000



296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,640,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	5,292,000
296.1.2.4.2.99.	OTRAS TASAS	12,000,000
296.1.2.6.0.00.	INGRESOS VARIOS	291,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	225,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	66,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	72,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	72,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	72,000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	5,300,000
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	5,300,000
296.2.1.1.0.00.	VENTA DE ACTIVOS	5,300,000
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	5,300,000
296.2.1.1.1.02.	EDIFICIOS	5,300,000

ARTÍCULO 195. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,266,970
Comercialización y Desarrollo	5,562,630
Transferencias Varias	53,734,600
Operaciones Financieras	5,677,800
Total del Presupuesto de Funcionamiento	**78,242,000**
Inversión	
Inversiones Estratégicas de Zona Libre	11,900,000
Total del Presupuesto de Inversión	**11,900,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**90,142,000**

CAPÍTULO XIII
2.97 AGENCIA DEL ÁREA PANAMÁ PACÍFICO

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2014:

Ingresos Totales	10,505,375
Menos: Aumento de Reservas	
Ingresos Disponibles	10,505,375
Gastos	10,505,375

ARTÍCULO 197. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



297.0.0.0.0.00.	AGENCIA DEL ÁREA PANAMÁ PACÍFICO	10,505,375
297.1.0.0.0.00.	INGRESOS CORRIENTES	7,241,975
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,241,975
297.1.2.1.0.00.	RENTA DE ACTIVOS	945,000
297.1.2.1.1.00.	ARRENDAMIENTOS	945,000
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	800,000
297.1.2.1.1.02.	DE LOTES Y TIERRAS	145,000
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,696,975
297.1.2.3.1.00.	GOBIERNO CENTRAL	5,696,975
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	5,696,975
297.1.2.6.0.00.	INGRESOS VARIOS	600,000
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	600,000
297.2.0.0.0.00.	INGRESOS DE CAPITAL	3,263,400
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,263,400
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,263,400
297.2.3.2.1.00.	GOBIERNO CENTRAL	3,263,400
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	3,263,400

ARTÍCULO 198. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL ÁREA PANAMÁ PACÍFICO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,562,046
Desarrollo del Area Panamá Pacífico	3,679,929
Total del Presupuesto de Funcionamiento	**7,241,975**
Inversión	
Desarrollo de Infraestructura	3,263,400
Total del Presupuesto de Inversión	**3,263,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,505,375**

CAPÍTULO XIV
2.98 AUTORIDAD DE ASEO URBANO Y DOMICILIARIO

ARTÍCULO 199. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2014:

Ingresos Totales	80,667,220
Menos: Aumento de Reservas	
Ingresos Disponibles	80,667,220
Gastos	80,667,220

ARTÍCULO 200. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



298.0.0.0.0.00.	AUTORIDAD DE ASEO URBANO Y DOMICILIARIO	80,667,220
298.1.0.0.0.00.	INGRESOS CORRIENTES	67,767,220
298.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	65,267,220
298.1.2.1.0.00.	RENTA DE ACTIVOS	31,180,300
298.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	31,180,300
298.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	31,180,300
298.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	30,313,320
298.1.2.3.1.00.	GOBIERNO CENTRAL	30,313,320
298.1.2.3.1.12.	MINISTERIO DE SALUD	30,313,320
298.1.2.6.0.00.	INGRESOS VARIOS	3,773,600
298.1.2.6.0.10.	VIGENCIAS EXPIRADAS	3,123,600
298.1.2.6.0.99.	OTROS INGRESOS VARIOS	650,000
298.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	2,500,000
298.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	2,500,000
298.1.4.2.0.01.	SALDO CORRIENTE	2,500,000
298.2.0.0.0.00.	INGRESOS DE CAPITAL	12,900,000
298.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	12,900,000
298.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	12,900,000
298.2.3.2.1.00.	GOBIERNO CENTRAL	12,900,000
298.2.3.2.1.12.	MINISTERIO DE SALUD	12,900,000

ARTÍCULO 201. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE ASEO URBANO Y DOMICILIARIO para la vigencia fiscal de 2014:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,768,069
Operación y Disposic. Res. Sólido	53,999,151
Total del Presupuesto de Funcionamiento	**67,767,220**
Inversión	
Obras Sanitarias y Equipamiento	12,900,000
Total del Presupuesto de Inversión	**12,900,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**80,667,220**



TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 202. Apruébanse los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2014, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	595,235,178	1,904,083,260	2,499,318,438	501,101,168	1,998,217,270	2,499,318,438
SUPERINTENDENCIA DE BANCOS	16,332,678	0	16,332,678	16,002,228	330,450	16,332,678
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	3,208,700	0	3,208,700	3,056,000	152,700	3,208,700
BANCO DE DESARROLLO AGROPECUARIO	50,055,000	39,300,000	89,355,000	16,537,000	72,818,000	89,355,000
BANCO HIPOTECARIO NACIONAL	8,818,540	10,886,860	19,705,400	9,970,280	9,735,120	19,705,400
BANCO NACIONAL DE PANAMÁ	332,403,000	1,397,817,900	1,730,220,900	308,745,000	1,421,475,900	1,730,220,900
CAJA DE AHORROS	170,448,100	456,078,500	626,526,600	135,929,600	490,597,000	626,526,600
SUPERINTENDENCIA DE MERCADO DE VALORES	5,301,800	0	5,301,800	5,207,800	94,000	5,301,800
INSTITUTO DE SEGURO AGROPECUARIO	8,667,360	0	8,667,360	5,653,260	3,014,100	8,667,360

ARTÍCULO 203. Apruébanse los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2014, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	367,406,108	132,371,635	0	0	1,323,425	501,101,168
SUPERINTENDENCIA DE BANCOS	15,518,293	483,935	0	0	0	16,002,228
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	2,869,600	186,400	0	0	0	3,056,000
BANCO DE DESARROLLO AGROPECUARIO	15,564,700	412,300	0	0	560,000	16,537,000
BANCO HIPOTECARIO NACIONAL	9,064,055	234,800	0	0	671,425	9,970,280
BANCO NACIONAL DE PANAMÁ	192,295,700	116,449,300	0	0	0	308,745,000
CAJA DE AHORROS	123,915,400	11,922,200	0	0	92,000	135,929,600
SUPERINTENDENCIA DE MERCADO DE VALORES	5,051,800	156,000	0	0	0	5,207,800
INSTITUTO DE SEGURO AGROPECUARIO	3,126,560	2,526,700	0	0	0	5,653,260



ARTÍCULO 204. Apruébanse los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2014 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**1,974,644,170**	**11,816,840**	**0**	**11,756,260**	**1,998,217,270**
SUPERINTENDENCIA DE BANCOS	0	330,450	0	0	330,450
SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	0	152,700	0	0	152,700
BANCO DE DESARROLLO AGROPECUARIO	63,383,000	335,000	0	9,100,000	72,818,000
BANCO HIPOTECARIO NACIONAL	5,823,470	1,255,390	0	2,656,260	9,735,120
BANCO NACIONAL DE PANAMÁ	1,421,077,100	398,800	0	0	1,421,475,900
CAJA DE AHORROS	481,390,100	9,206,900	0	0	490,597,000
SUPERINTENDENCIA DE MERCADO DE VALORES	0	94,000	0	0	94,000
INSTITUTO DE SEGURO AGROPECUARIO	2,970,500	43,600	0	0	3,014,100

CAPÍTULO II
3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 205. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2014:

Ingresos Totales	16,332,678
Menos: Aumento de Reservas	
Ingresos Disponibles	16,332,678
Gastos	16,332,678

ARTÍCULO 206. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	16,332,678
310.1.0.0.0.00.	INGRESOS CORRIENTES	16,332,678
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	14,712,678
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,977,500
310.1.2.3.7.00.	SECTOR PRIVADO	1,977,500
310.1.2.3.7.02.	FECI	1,977,500
310.1.2.4.0.00.	TASAS Y DERECHOS	12,505,178
310.1.2.4.2.00.	TASAS	12,505,178
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	8,629,143
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,876,035
310.1.2.6.0.00.	INGRESOS VARIOS	230,000



310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	100,000
310.1.2.6.0.26.	INGRESOS VARIOS	50,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	20,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	20,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	20,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,600,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,600,000
310.1.4.2.0.01.	SALDO CORRIENTE	1,600,000

ARTÍCULO 207. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,030,473
Desarrollo y Regulación Bancaria	8,302,205
Total del Presupuesto de Funcionamiento	**16,332,678**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,332,678**

CAPÍTULO III

3.11 SUPERINTENDENCIA DE SEGUROS Y REASEGUROS

ARTÍCULO 208. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2014:

Ingresos	3,208,700
Menos: Aumento de Reservas	
Ingresos Disponibles	3,208,700
Gastos	3,208,700

ARTÍCULO 209. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

311.0.0.0.0.00.	SUPERINTENDENCIA DE SEGUROS Y REASEGUROS	3,208,700
311.1.0.0.0.00.	INGRESOS CORRIENTES	3,208,700
311.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,056,700
311.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	800,000
311.1.2.3.1.00.	GOBIERNO CENTRAL	800,000
311.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	800,000
311.1.2.4.0.00.	TASAS Y DERECHOS	2,021,600
311.1.2.4.2.00.	TASAS	2,021,600
311.1.2.4.2.66.	TASA DE REGULACIÓN DE SEGUROS Y REASEGUROS	1,997,600
311.1.2.4.2.67.	TASA POR INSPECCIÓN DE SEGUROS Y REASEGUROS	24,000



311.1.2.6.0.00.	INGRESOS VARIOS	235,100
311.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	85,000
311.1.2.6.0.99.	OTROS INGRESOS VARIOS	150,100
311.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	152,000
311.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	152,000
311.1.4.2.0.01.	SALDO CORRIENTE	152,000

ARTÍCULO 210. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE SEGUROS Y REASEGUROS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,021,100
Protección y Fomento de Seguros y Reaseg	1,187,600
Total del Presupuesto de Funcionamiento	**3,208,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,208,700**

CAPÍTULO IV
3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 211. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2014:

Ingresos	89,355,000
Menos: Aumento de Reservas	
Ingresos Disponibles	89,355,000
Gastos	89,355,000

ARTÍCULO 212. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	89,355,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	50,055,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	40,805,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	5,000
315.1.2.1.1.00.	ARRENDAMIENTOS	5,000
315.1.2.1.1.01.	ARRENDAMIENTOS	5,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	39,800,000
315.1.2.3.7.00.	SECTOR PRIVADO	39,800,000
315.1.2.3.7.02.	FECI	39,800,000
315.1.2.4.0.00.	TASAS Y DERECHOS	1,000,000
315.1.2.4.2.00.	TASAS	1,000,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,000,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	9,250,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	9,250,000



315.1.3.1.0.17.	AL SECTOR PRIVADO	9,250,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	39,300,000
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	34,800,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	1,800,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,800,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	1,800,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	33,000,000
315.2.1.3.7.00.	SECTOR PRIVADO	33,000,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	33,000,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,000,000
315.2.2.1.0.00.	CRÉDITO INTERNO	2,000,000
315.2.2.1.4.00.	PRÉSTAMOS	2,000,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	2,000,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 213. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	10,066,289
Servicio de Crédito Agropecuario	6,245,711
Operaciones Financieras	9,660,000
Total del Presupuesto de Funcionamiento	**25,972,000**
Inversión	
Crédito Agropecuario	58,578,000
Equipamiento	1,430,000
Rehabilitación de Sucursales	875,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de Inversión	**63,383,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**89,355,000**

CAPÍTULO V
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 214. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2014:

Ingresos Totales	19,705,400
Menos: Aumento de Reservas	
Ingresos Disponibles	19,705,400
Gastos	19,705,400



ARTÍCULO 215. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	19,705,400
330.1.0.0.0.00.	INGRESOS CORRIENTES	8,818,540
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,394,844
330.1.2.1.0.00.	RENTA DE ACTIVOS	323,188
330.1.2.1.1.00.	ARRENDAMIENTOS	323,188
330.1.2.1.1.01.	ARRENDAMIENTOS	323,188
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,000,000
330.1.2.3.1.00.	GOBIERNO CENTRAL	1,000,000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	1,000,000
330.1.2.4.0.00.	TASAS Y DERECHOS	15,000
330.1.2.4.2.00.	TASAS	15,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15,000
330.1.2.6.0.00.	INGRESOS VARIOS	2,056,656
330.1.2.6.0.11.	REINTEGROS	1,615,944
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	440,712
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	5,423,696
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,423,696
330.1.3.1.0.17.	AL SECTOR PRIVADO	5,423,696
330.2.0.0.0.00.	INGRESOS DE CAPITAL	10,886,860
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	10,886,860
330.2.1.1.0.00.	VENTA DE ACTIVOS	4,000,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	4,000,000
330.2.1.1.1.01.	TERRENOS	4,000,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	6,886,860
330.2.1.3.7.00.	SECTOR PRIVADO	6,886,860
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	6,886,860

ARTÍCULO 216. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,781,818
Operaciones de Créditos	3,753,527
Transferencias Varias	18,900
Operaciones Financieras	3,327,685
Total del Presupuesto de Funcionamiento	**13,881,930**
Inversión	
Inversiones Propias del B.H.N.	5,823,470
Total del Presupuesto de Inversión	**5,823,470**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,705,400**



CAPÍTULO VI
3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 217. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2014:

Ingresos Totales	1,730,220,900
Menos: Aumento de Reservas	
Ingresos Disponibles	1,730,220,900
Gastos	1,730,220,900

ARTÍCULO 218. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1,730,220,900
345.1.0.0.0.00.	INGRESOS CORRIENTES	332,403,000
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,154,700
345.1.2.1.0.00.	RENTA DE ACTIVOS	593,200
345.1.2.1.1.00.	ARRENDAMIENTOS	32,400
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	32,400
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	560,800
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	560,800
345.1.2.4.0.00.	TASAS Y DERECHOS	11,561,500
345.1.2.4.2.00.	TASAS	11,561,500
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	11,561,500
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	314,899,200
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	281,878,400
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	21,456,500
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	3,963,500
345.1.3.1.0.17.	AL SECTOR PRIVADO	172,305,000
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	84,153,400
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	33,020,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	33,020,800
345.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	5,349,100
345.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	5,349,100
345.1.4.2.0.01.	SALDO CORRIENTE	5,349,100
345.2.0.0.0.00.	INGRESOS DE CAPITAL	1,397,817,900
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1,397,817,900
345.2.1.1.0.00.	VENTA DE ACTIVOS	6,300,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	6,300,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	6,300,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	1,391,517,900
345.2.1.3.1.00.	GOBIERNO CENTRAL	584,441,900
345.2.1.3.1.01.	GOBIERNO CENTRAL	584,441,900
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	8,417,100
345.2.1.3.3.02.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	4,750,000



345.2.1.3.3.38.	AUTORIDAD DE AERONÁUTICA CIVIL	1,315,800
345.2.1.3.3.78.	ETESA	2,200,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	798,658,900
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	798,658,900

ARTÍCULO 219. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Servicios Bancarios	203,266,800
Transferencias Varias	105,877,000
Total del Presupuesto de Funcionamiento	**309,143,800**
Inversión	
Crédito Comercial	1,197,618,700
Obras y Construcciones	8,030,000
Crédito Agropecuario	112,996,800
Crédito para Vivienda	72,000,000
Equipamiento de Sucursales	30,431,600
Total del Presupuesto de Inversión	**1,421,077,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,730,220,900**

CAPÍTULO VII

3.60 CAJA DE AHORROS

ARTÍCULO 220. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2014:

Ingresos Totales	626,526,600
Menos: Aumento de Reservas	
Ingresos Disponibles	626,526,600
Gastos	626,526,600

ARTÍCULO 221. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	626,526,600
360.1.0.0.0.00.	INGRESOS CORRIENTES	170,448,100
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	160,448,100
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	160,448,100
360.1.3.1.0.17.	AL SECTOR PRIVADO	160,448,100



360.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	10,000,000
360.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	10,000,000
360.1.4.2.0.01.	SALDO CORRIENTE	10,000,000
360.2.0.0.0.00.	INGRESOS DE CAPITAL	456,078,500
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	241,391,860
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	216,391,860
360.2.1.3.7.00.	SECTOR PRIVADO	216,391,860
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	216,391,860
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	25,000,000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	25,000,000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	25,000,000
360.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	172,804,040
360.2.3.4.0.00.	OTROS	172,804,040
360.2.3.4.0.01.	OTROS	172,804,040
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	41,882,600
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	41,882,600
360.2.4.2.0.01.	SALDO DE CAPITAL	41,882,600

ARTÍCULO 222. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	31,553,920
Captación y Colocación	85,979,075
Control de Operaciones	27,471,505
Operaciones Financieras	92,000
Fiscalización Gubernamental	40,000
Total del Presupuesto de Funcionamiento	**145,136,500**
Inversión	
Hipotecarios y Construcción	173,449,000
Adquisición Inmuebles y Equipo	12,212,100
Otros Préstamos	295,729,000
Total del Presupuesto de Inversión	**481,390,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**626,526,600**

CAPÍTULO VIII
3.65 SUPERINTENDENCIA DEL MERCADO DE VALORES

ARTÍCULO 223. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2014:

Ingresos Totales	5,301,800
Menos: Aumento de Reservas	
Ingresos Disponibles	5,301,800



Gastos	5,301,800

ARTÍCULO 224. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	SUPERINTENDENCIA DE MERCADO DE VALORES	5,301,800
365.1.0.0.0.00.	INGRESOS CORRIENTES	5,301,800
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,301,800
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	448,000
365.1.2.3.1.00.	GOBIERNO CENTRAL	448,000
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	448,000
365.1.2.4.0.00.	TASAS Y DERECHOS	4,330,300
365.1.2.4.2.00.	TASAS	4,330,300
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	4,330,300
365.1.2.6.0.00.	INGRESOS VARIOS	523,500
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	523,000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	500

ARTÍCULO 225. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DEL MERCADO DE VALORES para la vigencia fiscal de 2014, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,434,031
Regulación del Mercado de Valores	1,867,769
Total del Presupuesto de Funcionamiento	**5,301,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,301,800**

CAPÍTULO IX
3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 226. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2014:

Ingresos Totales	8,667,360
Menos: Aumento de Reservas	
Ingresos Disponibles	8,667,360
Gastos	8,667,360

ARTÍCULO 227. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	8,667,360
390.1.0.0.0.00.	INGRESOS CORRIENTES	8,667,360
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,667,360



390.1.2.1.0.00.	RENTA DE ACTIVOS	5,830,800
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,830,800
390.1.2.1.4.10.	PRIMAS DE SEGURO	5,830,800
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,816,560
390.1.2.3.1.00.	GOBIERNO CENTRAL	2,816,560
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,816,560
390.1.2.6.0.00.	INGRESOS VARIOS	20,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	20,000

ARTÍCULO 228. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2014 cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,146,909
Seguro Agropecuario	4,549,951
Total del Presupuesto de Funcionamiento	**5,696,860**
Inversión	
Equipamento	230,500
Infraestructura	170,000
Garantía para actividad agropecuaria	2,570,000
Total del Presupuesto de Inversión	**2,970,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,667,360**



TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 229. Presupuesto General del Estado. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 230. Objeto. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2014.

ARTÍCULO 231. Ámbito. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el 51% o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

Las personas jurídicas que al amparo de documento legal idóneo administren bienes y fondos públicos les serán aplicables estas normas en lo relativo a la presentación de informes a la respectiva entidad estatal sobre el uso, manejo y disposición de los bienes y fondos puestos a su cuidado.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 232. Ejecución del Presupuesto. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.



Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del Compromiso, el Devengado y el Pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 233. Principios de la administración presupuestaria. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 234. Principio general. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 235. Asignaciones mensuales. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 236. Unidad de caja. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.



Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso al Ministerio de Economía y Finanzas y a la Contraloría General de la República cada vez que sea creado uno de ellos.

ARTÍCULO 237. Fases de la ejecución del Presupuesto de Gastos. La ejecución del Presupuesto de Gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

Compromiso es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidos, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

Devengado es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

Pago es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1.ª
INGRESOS O RENTAS

ARTÍCULO 238. Principios de universalidad, unidad y transparencia. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 239. Ingresos de gestión institucional. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.



La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

El Tribunal Electoral queda exceptuado de esta prohibición cuando esté ejecutando un presupuesto de elecciones y los gastos se refieran al proceso electoral.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 240. Ingresos adicionales. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución y quiere hacer uso de este ingreso, deberá incorporarlo al Presupuesto mediante crédito adicional, el primer año de su recaudo; en los subsiguientes años, deberá incluirlo al formular el anteproyecto de presupuesto institucional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del Presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 241. Ingresos del crédito interno. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría



General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 242. Excedentes de los ingresos. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado, podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 243. Ingresos recaudados inferiores a los presupuestados. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 244. Modificación de los ingresos. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 245. Depósito de los fondos públicos. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico,



instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

SECCIÓN 2.ª
EGRESOS O GASTOS

ARTÍCULO 246. Niveles de asignación de recursos. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 247. Ejecución de las asignaciones mensuales. La ejecución del Presupuesto de Gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 248. Control de las asignaciones mensuales. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 249. Redistribución de las asignaciones mensuales. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 250. Escala salarial y límite de remuneración. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del presidente de la República, el vicepresidente, los ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquiera otra remuneración una suma mayor que la asignada para el cargo de viceministro de Estado, en cada concepto.



Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo mediante decreto ejecutivo.

ARTÍCULO 251. Pago de vacaciones. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los exfuncionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los organismos de seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean nombrados y reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el Presupuesto.

ARTÍCULO 252. Prohibición de ejercer un cargo antes de la toma de posesión. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

El personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, siempre que la entidad cuente con la asignación presupuestaria correspondiente, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de Sociedades Anónimas en que el Estado sea dueño del 51% o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 253. Acciones de personal. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del



Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión, que las remitirá posteriormente al presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de ministros, viceministros, directores y subdirectores generales, gerentes y subgerentes generales, rectores y vicerrectores y administradores y subadministradores generales, los cuales se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos de personal fijo, transitorio y contingente) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social, la Superintendencia de Bancos y la Superintendencia del Mercado de Valores se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

ARTÍCULO 254. Personal transitorio y contingente. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.



Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al Objeto de Gasto 004-Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

Cuando se requiera transferir personal transitorio o contingente a personal permanente, deberá realizarse a través de una posición vacante. Se exceptúa a educación, salud y seguridad pública.

ARTÍCULO 255. Prohibición de nombrar personal interino. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 256. Servicios especiales. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a dos mil balboas (B/.2,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la plantilla de estructura de puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.



PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 257. Consultoría. La contratación de consultorías se ceñirá a los procedimientos previstos en la Ley 22 de 2006, sobre contrataciones públicas, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

Quedarán exceptuadas del procedimiento de selección de contratista y del procedimiento excepcional de contratación las consultorías que no sobrepasen de trescientos mil balboas (B/.300,000.00).

ARTÍCULO 258. Gastos de representación. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: presidente de la República, vicepresidente de la República, ministros y viceministros de Estado, secretarios generales, diputados, secretario y subsecretarios generales de la Asamblea Nacional, director y subdirector general de Asesoría Legal y Técnica, director y subdirector nacional de Asesoría Legal y Técnica de Comisiones, director nacional de asesoría en Asuntos Plenarios, director nacional de Asesoría Legal en Asuntos Administrativos, rectores y vicerrectores de las universidades oficiales, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, magistrados de los Tribunales Superiores, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal Administrativo Tributario, magistrados del Tribunal Electoral y el fiscal general electoral, magistrados del Tribunal de Cuentas y el fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, contralor y subcontralor general de la República, gobernadores, directores y subdirectores generales de las instituciones del Sector Descentralizado, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales de las instituciones del Sector Descentralizado, gerentes y subgerentes generales de las instituciones del Sector



Descentralizado, director y subdirector general de la Policía Nacional, director y subdirector nacional de Inteligencia y Seguridad, director y subdirector general del Servicio Nacional de Fronteras, director y subdirector general del Servicio Nacional Aeronaval, director y subdirector del Servicio de Protección Institucional de la Presidencia de la República, secretarios ejecutivos nacionales de la Presidencia de la República, jefes de misiones diplomáticas, directores y subdirectores nacionales, presidente, secretario y tesorero de los consejos provinciales de coordinación, directores regionales y provinciales, comisionados, subcomisionados, mayores y capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 259. Sobretiempo. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del 25% de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el 50% del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud, por razones de servicios médicos asistenciales requeridos.

ARTÍCULO 260. Viáticos en el interior del país. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para titulares de las entidades públicas: ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor General, fiscal general electoral, fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del



Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales y rectores y vicerrectores de las universidades oficiales, miembros de las juntas directivas de las entidades que conforman el Sector Público, expresidentes y exvicepresidentes de la República, en función pública: B/.100.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios: B/.75.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 261. Viáticos en el exterior del país. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el Tribunal Electoral, las Sociedades Anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para ministros, viceministros, diputados principales y suplentes, secretario y subsecretarios generales de la Asamblea Nacional, procurador general de la Nación, procurador de la Administración, magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, contralor y subcontralor general de la República, fiscal general electoral, fiscal de cuentas, defensor del pueblo, adjunto del defensor del pueblo, secretarios ejecutivos nacionales de la Presidencia de la República, directores y subdirectores generales, gerentes y subgerentes generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, administradores y subadministradores generales



y rectores y vicerrectores de las universidades oficiales, miembros de las juntas directivas que conforman las entidades del Sector Público, expresidentes y exvicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.700.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.550.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.400.00 diarios.

2. Para otros funcionarios: directores, subdirectores nacionales y de dependencias y el resto de los funcionarios:

Europa, Asia, África y Oceanía	B/.600.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.350.00 diarios.

No se reconocerán viáticos al funcionario en misión oficial el día de regreso al país.

Cuando un funcionario participe en un evento internacional y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá el 50% de la diferencia del viático establecido para misiones oficiales.

En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del 30% del viático establecido para misiones oficiales.

El funcionario designado para atender misión oficial relacionada con las funciones que ejerce deberá presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país. Cuando el funcionario asista por algún evento cuya modalidad esté relacionada a una capacitación, deberá presentar el certificado que otorga el organismo respectivo, a su regreso al país.

ARTÍCULO 262. Viajes de funcionarios al exterior. El presidente y el vicepresidente de la República, los ministros y viceministros, los diputados principales y suplentes, el secretario y los subsecretarios generales de la Asamblea Nacional, el defensor del pueblo, el adjunto del defensor del pueblo, el procurador general de la Nación, el procurador de la Administración, los magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, del Tribunal de Cuentas, del Tribunal Administrativo de Contrataciones Públicas y del Tribunal Administrativo Tributario, el fiscal general electoral, el fiscal de cuentas, el contralor y el subcontralor general de la República, los embajadores, los directores y subdirectores generales, los gerentes y subgerentes generales, los superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, los rectores y los administradores y



subadministradores generales de las entidades del Sector Descentralizado, expresidentes y exvicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. En el caso de los viajes transcontinentales que realice un director nacional de una entidad y se encuentre acompañado de un ministro o viceministro, el ministro del ramo podrá autorizar el viaje en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

PARÁGRAFO 1. A los miembros de las juntas directivas de las entidades del Sector Público, se les reconocerá el viaje en clase ejecutiva.

ARTÍCULO 263. Transferencias a entidades descentralizadas. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 264. Pago de obligaciones a la seguridad social. La porción correspondiente al pago de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de las obligaciones de la seguridad social.

ARTÍCULO 265. Transferencias a personas naturales o jurídicas. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 266. Indemnizaciones ordenadas por los tribunales. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar



una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

En el caso de pago de obligaciones adeudadas a funcionarios fallecidos, la cancelación de esas sumas a quienes resulten sus beneficiarios se realizará conforme lo dispone la ley.

ARTÍCULO 267. Prestaciones laborales a los servidores públicos. Toda persona nombrada permanente o eventual en cargos en el Órgano Ejecutivo, el Órgano Legislativo, la Contraloría General de la República, la Caja de Seguro Social, las Instituciones Descentralizadas y los Intermediarios Financieros que perciba remuneración del Estado y sea destituida de su cargo en la Administración Pública de manera injustificada tendrá derecho a recibir una indemnización calculada de acuerdo con la Ley 39 de 2013, que reconoce ciertas prestaciones laborales a los servidores públicos.

ARTÍCULO 268. Uso de celulares. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, incluyendo los de tecnología avanzada, solo se reconocerá a los funcionarios que ejercen los cargos de presidente y vicepresidente de la República, diputados, secretario y subsecretarios generales de la Asamblea Nacional, ministros y viceministros de Estado, gobernadores, magistrados de la Corte Suprema de Justicia, procurador general de la Nación, procurador de la Administración, contralor y subcontralor general de la República, defensor del pueblo, adjunto del defensor del pueblo, magistrados del Tribunal Electoral y fiscal general electoral, magistrados del Tribunal Administrativo de Contrataciones Públicas, magistrados del Tribunal de Cuentas, fiscal de cuentas, magistrados del Tribunal Administrativo Tributario, directores y subdirectores generales, gerentes y subgerentes generales, administradores y subadministradores generales, superintendentes de Bancos, del Mercado de Valores y de Seguros y Reaseguros, rectores de universidades oficiales y secretarios y subsecretarios generales de las entidades del Sector Público.

Adicionalmente a los funcionarios señalados en el párrafo anterior, tendrán derecho al uso de celulares en los ministerios los directores y subdirectores nacionales, así como los asistentes, la secretaria del ministro y el personal de seguridad del ministro o viceministro que así lo requiera por la naturaleza de sus funciones y lo hayan autorizado por escrito.

De igual manera, tendrán el mismo derecho los directores y subdirectores nacionales de las entidades del Sector Descentralizado.

Los funcionarios no autorizados en los párrafos anteriores deberán cubrir dicho gasto de su propio peculio.



ARTÍCULO 269. Adquisiciones y contratos multianuales. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos X y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.
2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3.ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 270. Ejecución de inversiones. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 24 del Texto Único de la Ley 22 de 2006, sobre contrataciones públicas, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado, en la vigencia fiscal correspondiente.

ARTÍCULO 271. Inversiones públicas por contrato. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 272. Inversiones públicas por administración directa. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se



podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 256.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el 30% del monto total de la asignación anual del proyecto.

ARTÍCULO 273. Anticipo y pago a contratistas. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo harán constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de pago anticipado que deberá ser del 100% del valor anticipado.

ARTÍCULO 274. Pago mediante cartas de crédito. La forma de pago mediante el mecanismo de carta de crédito, para compras locales y para compras en el exterior, se utilizará por el Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 275. Inversiones multianuales. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obligue a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad



sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 276. Aumento del costo de la inversión. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 277. Registro de gastos en los proyectos de inversión. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 278. Registro de las inversiones financieras del Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social. Por la naturaleza de las inversiones financieras que realizan el Banco Nacional de Panamá, la Caja de Ahorros y la Caja de Seguro Social, los cuales compiten en el mercado financiero, se autoriza para que estas entidades en su Programa de Inversiones Financieras realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de estas entidades financieras.

ARTÍCULO 279. Contratos de préstamos externos. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.



PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4.ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 280. Traslado de partida. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 1 de febrero y el 31 de octubre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión no realiza ninguna actuación dentro de los veinte días siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta que la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados. La institución beneficiada deberá presentar en treinta días calendario, concluida su ejecución, toda la documentación sobre el uso de estos fondos a la Comisión de Presupuesto.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil



balboas (B/.300,000.00). Se exceptúan las transferencias corrientes y de capital a las Juntas Comunales y Municipios.

PARÁGRAFO 3. Los traslados de partidas que soliciten las entidades y que afecten los proyectos del Plan Estratégico de Gobierno deberán solicitarse primeramente a la Secretaría de Metas del Ministerio de la Presidencia para su evaluación y opinión. Posteriormente, se remitirán al Ministerio de Economía y Finanzas para su trámite correspondiente.

ARTÍCULO 281. Limitaciones a los traslados de partidas. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de servicios básicos y de contribuciones a la Caja de Seguro Social solamente se podrán utilizar para reforzar objetos de gastos entre sí, o sea entre servicios básicos y entre contribuciones a la Caja de Seguro Social.
2. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de cuotas a organismos internacionales, y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.
3. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
4. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
5. La cancelación o posposición de proyectos de inversión presupuestados en la vigencia podrán reforzar otros proyectos con partidas insuficientes o crear nuevos proyectos de inversión.
6. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior y de Emergencias Nacionales.

ARTÍCULO 282. Créditos adicionales. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios son los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 283. Viabilidad de los créditos adicionales. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.



Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 284. Plazos para los créditos adicionales. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva junta directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del presidente de la República, estarán facultados para considerar créditos adicionales fuera de los periodos establecidos en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 285. Procedimiento de los créditos adicionales. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.



ARTÍCULO 286. Modificaciones presupuestarias entre instituciones. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 287. Modificación a la estructura de puestos. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 1 de febrero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidas en los cambios de la estructura de puestos solo podrá ser financiado mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 288. Seguimiento y evaluación. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.



ARTÍCULO 289. Procedimiento. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera y presupuestaria del Sector Público y, si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 290. Plazos e informes. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros diez días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico



consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo de Ahorro de Panamá (FAP). La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

ARTÍCULO 291. Reasignación de partidas presupuestarias. Con la finalidad de dar seguimiento a la ejecución de las partidas presupuestarias consignadas en el presupuesto mensualizado, el Ministerio de Economía y Finanzas evaluará dicha ejecución y determinará la reasignación de partidas presupuestarias al Presupuesto General del Estado, a través de traslados de partidas presupuestarias, con el propósito de fortalecer prioridades en programas, proyectos y/o actividades con insuficiencias o con falta de asignación presupuestaria en otras entidades o programas.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 292. Cierre presupuestario. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre de 2014.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 293. Reserva de caja. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.



Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 294. Liquidación presupuestaria. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto de 2014 se realizará hasta el 30 de abril del año 2015.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 295. Saldo en caja libre. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

ARTICULO 296. Uso del saldo en caja y banco disponible. El uso del saldo en caja y banco disponible de la vigencia corriente deberá incorporarse mediante crédito adicional al Presupuesto. Una vez aprobado este crédito adicional, este saldo en caja y banco no podrá utilizarse en traslados de partidas a otros programas o proyectos.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 297. Presentación de anteproyecto de presupuesto. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de abril de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 298. Modificación a la estructura programática. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 30 de marzo, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.



ARTÍCULO 299. Traslados de funcionarios entre entidades del Estado. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 300. Autorización para descuentos mensuales de las cuentas corrientes de las instituciones. Se autoriza al Ministerio de Economía y Finanzas, a través de la Dirección General de Tesorería, para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos (agua, teléfono, aseo y energía eléctrica), contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 301. Compensación de créditos y débitos entre instituciones públicas. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 302. Informe sobre políticas y sistema salarial. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir mensualmente al Ministerio de Economía y Finanzas y a la Comisión de



Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 303. Manual de organización y de clases ocupacionales. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 304. Bonificación por antigüedad a los servidores públicos de Carrera Administrativa y de Carrera del Servicio Legislativo. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación, y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

Para tales efectos, las instituciones incorporadas al Régimen de Carrera Administrativa deben establecer las reservas correspondientes en cada anteproyecto de presupuesto.

En caso de fallecimiento del servidor público, se le concederá el último mes de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 305. Modificación a la estructura organizativa. Las instituciones del Sector Público solicitarán al Ministerio de Economía y Finanzas modificaciones a su estructura



organizativa, a través del Departamento de Organización del Estado de la Dirección de Presupuesto de la Nación, que las evaluará y autorizará.

ARTÍCULO 306. Control Previo. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Previo se limitará a la verificación de la partida de gastos autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este Control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 307. Contrataciones que celebre el Programa de Ayuda Nacional-PAN. Los contratos que celebre el Programa de Ayuda Nacional-PAN estarán exceptuados de la aplicación de la Ley 22 de 2006, sobre contrataciones públicas, hasta el 31 de diciembre de 2014.

ARTÍCULO 308. Saldo de vigencia de seguro educativo. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2014, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el Presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 309. Afectaciones presupuestarias. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.



ARTÍCULO 310. Aplicación de las normas. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquiera otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 311. Vigencia. Esta Ley comenzará a regir el 1 de enero de 2014.

COMUNÍQUESE Y CÚMPLASE.

Proyecto 621 de 2013 aprobado en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá, a los dieciséis días del mes de octubre del año dos mil trece.

El Presidente,



Sergio R. Gálvez Evers

El Secretario General,



Wigberto E. Quintero G.

ÓRGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPÚBLICA.

PANAMÁ, REPÚBLICA DE PANAMÁ, 21 DE octubre DE 2013.



RICARDO MARTINELLI BERROCAL
Presidente de la República



FRANK DE LIMA
Ministro de Economía y Finanzas